Mynaric AG

Non-Binding Convenience Translation

Mynaric AG

Gilching, district of Starnberg

ISIN DE000A31C305

Unique identifier of the event: M0Y082024oHV

Invitation to the general meeting

We hereby invite our shareholders to the

annual general meeting

to be held on Thursday, August 29, 2024, at 10:00 a.m. (CEST)
at the locations of

Hanns-Seidel-Stiftung e.V.
Lazarettstraße 33, 80636 Munich,

I.

Agenda of the general meeting
1.
Presentation of the adopted annual financial statements of the Company and the approved consolidated financial statements as of December 31, 2023, the management report for the group and the report of the Supervisory Board for the financial year 2023

A resolution on this agenda item 1 is not provided for. Section 175 para. 1 sentence 1 of the German Stock Corporation Act (Aktiengesetz, “AktG”) merely provides that the Management Board must convene the general meeting for the purpose of, among other things, accepting the adopted annual financial statements and, in the case of a parent company, also the consolidated financial statements approved by the Supervisory Board and the group management report. Pursuant to sections 175 para. 2, 176 para. 1 sentence 1 AktG, the Management Board must make available to the general meeting, amongst others, the annual financial statements, the report of the Supervisory Board and, in the case of a parent company, also the consolidated financial statements, the group management report and the report of the Supervisory Board.

All of the above documents will be available from the day of convocation and during the general meeting is convened via Company’s website at http://www.mynaric.com/hv.

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2.
Resolution on the discharge of the members of the Management Board for the financial year 2023

The Management Board and Supervisory Board propose that members of the Management Board in office in the financial year 2023 be discharged for this financial year.

3.
Resolution on the discharge of the members of the Supervisory Board for the financial year 2023

The Management Board and Supervisory Board propose that the members of the Supervisory Board in office in the financial year 2023 be discharged for this financial year.

4.
Resolution on the election of the auditor of the annual financial statements and the consolidated financial statements for the financial year 2024

The Supervisory Board proposes – in accordance with the proposal of its Audit Committee – that KPMG AG Wirtschaftsprüfungsgesellschaft, Klingelhöferstrasse 18, 10785 Berlin be elected as auditor of the annual financial statements and the consolidated financial statements for the financial year 2024.

5.
Elections to the Supervisory Board

Pursuant to section 9 para. 1 of the Articles of Association in conjunction with sections 95 sentence 2, 96 para. 1, 101 para. 1 AktG, the Supervisory Board of the Company is composed of five members elected by the general meeting.

Dr. Hans Königsmann resigned from his office as a member of the Supervisory Board with effect as of the end of December 31, 2023. By order of the local court of Munich dated April 29, 2024, Arndt Rautenberg was appointed as a member of the Supervisory Board with effect as of May 4, 2024. He was appointed until the end of the annual general meeting on August 29, 2024, which is hereby convened. One Supervisory Board member is therefore to be newly elected.

Against this background, Arndt Rautenberg is to be elected as a member of the Supervisory Board to succeed Dr. Königsmann with effect from the end of the annual general meeting on August 29, 2024.

The Supervisory Board proposes – as suggested by its Corporate Governance and Nomination Committee – that,

Arndt Rautenberg, resident in Düsseldorf, Managing Director of Rautenberg & Company GmbH, with its seat in Düsseldorf,

be elected as member of the Supervisory Board. The election shall occur with effect from the end of the annual general meeting on August 29, 2024, which is hereby convened, and until the end of the annual general meeting which resolves on the discharge of Arndt Rautenberg as member of the Supervisory Board for the third year following the beginning of the term of office, not counting the

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financial year in which the term of office begins (i.e. presumably until the end of the annual general meeting 2028).

The proposed person holds the following memberships in other statutory supervisory boards and comparable domestic and foreign supervisory bodies of commercial enterprises:

Memberships in other statutory supervisory boards: none.

Memberships in comparable domestic and foreign supervisory bodies of commercial enterprises: STC Saudi Telecom Corporation, Riad/Saudi-Arabia; Acernis S.A., Nantes/France; Metrofibre GmbH, Düsseldorf; Protection One GmbH, Meerbusch; PUSHTec S.L., Barcelona/Spain.

A detailed curriculum vitae of the proposed person is available on http://www.mynaric.com/hv.

In accordance with the German Corporate Governance Code, the proposed person will ensure that he has sufficient time to perform his duties.

In the opinion of the Supervisory Board, the proposed person has no personal or business relationship with Mynaric AG or its group companies or the corporate bodies of Mynaric AG that must be disclosed in accordance with the German Corporate Governance Code, and there is no personal or business relationship with a shareholder with a material interest in Mynaric AG within the meaning of the German Corporate Governance Code that is required to be disclosed.

The proposed candidate is familiar with the sector in which the Company operates. The aforementioned election proposal takes into account the specific objectives resolved by the Supervisory Board for its composition and at the same time strives to fulfill the competence profile and diversity concept developed by the Supervisory Board for the entire body. The objectives for the composition, the competence profile and the diversity concept for the Supervisory Board, including the status of their respective implementation, are published in the corporate governance statement pursuant to sections 289f, 315d of the German Commercial Code (Handelsgesetzbuch) (including the corporate governance report) of the Company for the financial year 2023 as part of the annual report.

6.
Resolution on the approval of the remuneration report

The Management Board and the Supervisory Board submit to the general meeting the remuneration report for the financial year 2023, which can be found under section II, and which has been prepared in accordance with section 162 AktG and has been audited by the Company’s auditor and propose that the remuneration report for the financial year 2023 be approved.

7.
Resolution on the relocation of the registered office and corresponding amendment to the Articles of Association in section 1 (Company, registered office and financial year)

Mynaric AG

In accordance with section 5 AktG, the Articles of Association determine the Company’s registered office in Germany. The Company’s registered office is currently located in Gilching, district of Starnberg. It shall be relocated to Munich.

The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

The Company’s registered office is relocated from Gilching, district of Starnberg, to Munich.

Section 1 para. 2 of the Articles of Association shall be amended as follows:

“(2) The registered office of the Company is Munich.”

8.
Resolution on the cancellation of the existing authorized capital (Authorized Capital 2023/I), the creation of a new authorized capital with the possibility to exclude subscription rights (Authorized Capital 2024) and a corresponding amendment to the Articles of Association in section 4 (share capital)

The Management Board and Supervisory Board propose that the following resolution be adopted:

a) The authorized capital set out in section 4 para. 3 of the Articles of Association (Authorized Capital 2023/I), insofar as it has not been utilized, shall be cancelled with effect from the date on which the following new version of section 4 para. 3 of the Articles of Association is registered with the commercial register of the Company.

b) A new authorized capital (Authorized Capital 2024) shall be created with the authorization to exclude subscription rights. Section 4 para. 3 of the Articles of Association shall be amended accordingly and reworded as follows:

“(3) The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital by up to EUR 2,583,379.00 on one or more occasions up to and including August 28, 2029, by issuing up to 2,583,379 new no-par value registered shares against cash contributions and/or contributions in kind (Authorized Capital 2024).

The shareholders shall be granted subscription rights. The new shares may also be subscribed by a credit institution to be determined by the Management Board or by an enterprise operating pursuant to section 53 para. 1 sentence 1 of the German Banking Act (Kreditwesengesetz, “KWG”) or section 53b para. 1 sentence 1 or para. 7 KWG (financial institution) or by a syndicate of such credit or financial institutions with the obligation to offer them for subscription to the shareholders of the Company. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights on one or more occasions,

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(i)
to the extent necessary to exclude any fractional amounts from the subscription right,
(ii)
in the event of a capital increase against contributions in kind, in particular in the context of business combinations or for the (also indirect) acquisition of companies, businesses, parts of businesses, equity interests or other assets or claims to the acquisition of assets, including claims against the Company or its group companies,
(iii)
if a capital increase against cash contributions does not exceed 20% of the share capital either at the time this authorization becomes effective or – if this amount is lower – at the time this authorization is exercised, and the issue price of the new shares is not significantly lower than the stock market price (section 186 para. 3 sentence 4 AktG); when exercising this authorization with exclusion of subscription rights pursuant to section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights on the basis of other authorizations in direct or corresponding application of section 186 para. 3 sentence 4 AktG shall be taken into account; the stock exchange price shall also be deemed to be the price of an American Depositary Share (“ADS”) listed on the New York Stock Exchange or on the NASDAQ stock exchange multiplied by the number of ADSs representing one share; if the Company’s share is listed on the Xetra system of the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) and ADSs of the Company are listed on the New York Stock Exchange or the NASDAQ stock exchange, the Company shall choose which of these stock exchange prices shall be decisive.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the share issue; this also includes the determination of the dividend entitlement of the new shares, which, in deviation from section 60 para. 2 AktG, may also be determined for a financial year that has already expired, if, at the time of the issue of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted. The Supervisory Board is authorized to amend section 4 of the Articles of Association after the full or partial implementation of the increase of the share capital in accordance with the respective utilization of the authorized capital and after the expiry of the authorization period.”

c) The Management Board and the chairman of the Supervisory Board are authorized to apply for the registration of the Authorized Capital 2024 and the corresponding amendment to the Articles of Association in the commercial register independently of the other resolutions of the general meeting.

9.
Resolution on a further authorization to grant subscription rights to members of Management Board of the Company under a new stock option program and the creation of new conditional

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capital (Conditional Capital 2024/I) and a corresponding amendment to the Articles of Association in section 4 (share capital)

In order to be able to continue to bind members of the Management Board of the Company to the Company by means of a variable remuneration component with a long-term incentive effect, under agenda item 9 the possibility to issue subscription rights to shares in the Company to members of the Management Board of the Company under a stock option program (the “Stock Option Program”) shall be created.

The Management Board and Supervisory Board propose the following resolution be adopted:

a) Authorization to issue stock options with subscription rights to shares in the Company

The Supervisory Board is authorized to grant subscription rights (stock options) for a total of up to 640,303 no-par value registered shares of the Company to members of the Management Board of the Company (“Eligible Beneficiaries”) on one or more occasions until and including August 28, 2029 (“Authorization Period”).

A stock option grants a subscription right to one share in the Company. The shareholders of the Company have no subscription right to shares. To the extent that stock options forfeit due to the termination of services for the Company or for other reasons during the Authorization Period, a corresponding number of stock options may be reissued to Eligible Beneficiaries. The subscription rights exercised may be fulfilled, at the Company´s discretion, either by utilizing the Conditional Capital 2024/I proposed for resolution or in treasury shares of the Company. In addition, the Company also has the right to settle in cash. The granting of the stock options and the issue of the subscription shares shall take place in accordance with the following provisions:

(i)
Eligible Beneficiaries

The group of Eligible Beneficiaries includes the members of the Management Board of the Company.

(ii)
Issue periods (acquisition periods)

Stock options may be issued in tranches once a month within the Authorization Period in accordance with a Stock Option Program to be launched once or repeatedly (each an “Issue Period”).

The relevant regulations shall be determined by the Supervisory Board of the Company (the “Terms & Conditions”). The “Issue Date” is the date on which the offer to grant stock options is received by the respective Eligible Beneficiary, irrespective of the date of acceptance of the offer. The offer may specify a later date as the Issue Date.

(iii)
Waiting period

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Stock options may be exercised for the first time after expiry of the waiting period. The waiting period for a tranche of stock options begins on the specified Issue Date and ends at the earliest at the end of the fourth anniversary after the Issue Date.

(iv)
Performance targets

Stock options may only be exercised if and to the extent that the performance targets described below have been achieved:

The performance targets are linked to the absolute performance of the Company’s share price and to the achievement of an Environmental Social Governance target (“ESG Target”) during the waiting period, whereby within the overall target achievement, the absolute share price performance is weighted at 80% and the ESG Target at 20%.

Absolute share price performance

The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (each a “Relevant Closing Price”) is determined at the end of each quarter. The performance target is 100% achieved if at least one Relevant Closing Price is at least 50% above the exercise price. The relevant trading system shall be determined on the basis of the average trading volume in shares of the Company or in rights or certificates representing such shares during the relevant three months. If the performance target for absolute share price performance is not achieved, the target achievement for this performance target is 0%. A target achievement of more than 100% is not possible.

ESG target

The ESG target is composed of a diversity target and an employee engagement target as follows:

To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric group at the beginning of the waiting period. The diversity target is achieved if the percentage of women within the Mynaric group at the end of the waiting period is five percentage points higher than the proportion of women determined at the beginning of the waiting period. If the proportion of women is at least 30% at the beginning of the waiting period or if the proportion of women within the Mynaric group is at least 30% during the waiting period, the diversity target is achieved if the

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proportion of women within the Mynaric group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee engagement within the Mynaric group at the end of the waiting period, as determined by an external service provider, is at least five percentage points higher than the employee engagement at the beginning of the waiting period. If the employee engagement is at least 80% at the beginning of the waiting period or if the employee engagement reaches 80% during the waiting period, the employee engagement target is achieved if the employee engagement is still at least 80% at the end of the waiting period.

At the end of the waiting period, the Supervisory Board determines the target achievement for the ESG target as follows: If none of the above targets have been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. A target achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted with 80% and the ESG target with 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

(v)
Exercisability of stock options

Stock options are only exercisable if the waiting period has expired and if the performance targets have been met. The stock options shall be settled in (treasury or new) shares of the Company, with each stock option entitling the Eligible Beneficiares to subscribe for one share, or, at the Company’s discretion, as a cash payment in the amount of the closing price of the Company’s share on the last trading day prior to the exercise date in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days before the exercise date on which this trading system was open for stock exchange trading.

(vi)
Exercise periods and term

The stock options may be exercised by the Eligible Beneficiaries within five years of the date on which the waiting period has expired (“Exercise Period”). The Exercise Period may be extended appropriately by the Supervisory Board of the Company if, due to statutory or internal company regulations, an exercise is not possible at the end of the original Exercise Period. The term of the stock options ends upon expiry of the respective

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(possibly extended) Exercise Period. Stock options that have not been exercised by the end of the respective Exercise Period forfeit without compensation.

(vii)
Exercise price

When the stock options are exercised, the exercise price is payable for each share to be subscribed. The exercise price per share shall correspond to the volume-weighted six-month average price of the Company’s share on the day before the issue date or the volume-weighted six-month average price to be converted into amounts per share on the day before the issue date of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system was open for general stock exchange trading. The minimum exercise price corresponds to at least the lowest issue price within the meaning of section 9 para. 1 AktG.

(viii)
Replacement rights of the Company

The Company may settle exercised stock options by issuing new no-par value registered shares from the Conditional Capital 2024/I to be created for this purpose in accordance with the following. The Company is also entitled to deliver treasury shares in whole or in part instead of new shares. Furthermore, the Company is entitled, in whole or in part, to make a cash payment for the value of the shares to be delivered upon exercise of stock options less the exercise price instead of delivering (new or treasury) shares. The amount of the cash payment per share to be delivered shall correspond to the closing price of the Company’s share on the last trading day before the exercise date in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days before the exercise date on which this trading system was open for general stock exchange trading. The decision as to which alternative shall be chosen by the Company in individual cases shall be made by the Supervisory Board of the Company.

(ix)
Personal right

The stock options are not legally transferable or pledgeable, but they are inheritable to the extent that they are vested. Likewise, a transfer for the fulfillment of legacies is permissable. The stock options can only be exercised by the respective Eligible Beneficiary himself/herself or his/her heirs or legatees. If stock options can no longer be exercised in accordance with the above provision, they forfeit without replacement or compensation. The provision on the authorization to reissue expiring stock options to Eligible Beneficiaries remains unaffected.

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The Terms & Conditions of the Stock Option Program may provide for stock options to be forfeited in whole or in part without replacement or compensation if the service relationship of Eligible Beneficiaries ends. Stock options that have lapsed as a result may be reissued. Special arrangements may be made for death, retirement, occupational disability and other special cases of departure as well as in the event of a change of control and to meet statutory requirements. The Supervisory Board is responsible for deciding on special arrangements.

(x)
Anti-dilution

The Terms & Conditions of the Stock Option Program may contain customary anti-dilution clauses, on the basis of which the economic value of the stock options is essentially secured in accordance with the provision in section 216 para. 3 AktG, in particular by taking into account any stock split, capital increases from company funds with the issue of new shares or other measures with comparable effects when determining the number of shares to be issued per stock option.

(xi)
Profit share entitlement

The new no-par value registered shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of profits.

(xii)
Authorization to determine further details

The further details of the granting and fulfillment of stock options for the issuance of shares from the Conditional Capital 2024/I as well as the further conditions of the Stock Option Program shall be determined by the Supervisory Board of the Company.

Further provisions include, in particular, the decision on the one-time or repeated issuance of tranches to utilize the authorization to grant stock options, as well as provisions on the implementation of the Stock Option Program and the various tranches and the procedure for the allocation and exercise of stock options, the allocation of stock options to individual Eligible Beneficiaries, the determination of the Issue Date within the respective issue period, and provisions on the exercisability or expiry in special cases, in particular in the event of the departure of Eligible Beneficiaries from their position as a member of the Management Board, in the event of death or in the event of a change of control, the conclusion of an intercompany agreement or a delisting, for compliance with a maximum remuneration for members of the Management Board, for adjustment in the event of extraordinary developments and for the retention or reclaiming of stock options, and for compliance with statutory requirements.

(xiii)
Conditional Capital 2024/I

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The share capital of the Company is conditionally increased by up to EUR 640,303.00 by issuing up to 640,303 new no-par value registered shares (Conditional Capital 2024/I). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Company’s Management Board, which are granted on the basis of the authorization of the general meeting on August 29, 2024. The shares will be issued at the issue price specified in the above authorization. The conditional capital increase will only be carried out to the extent that subscription rights are exercised and the Company does not grant treasury shares or cash settlement to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution of the general meeting on the appropriation of profits has yet been adopted. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation.

b) Amendment of the Articles of Association

The following new paragraph 15 shall be added to section 4 of the Articles of Association:

“(15) The share capital of the Company is conditionally increased by up to EUR 640,303.00 by issuing up to 640,303 new no-par value registered shares (Conditional Capital 2024/I). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to Management Board members of the Company granted on the basis of the authorization of the general meeting on August 29, 2024. The shares will be issued at the issue price specified in the authorization. The conditional capital increase will only be implemented to the extent that subscription rights are exercised and the Company does not grant treasury shares or a cash to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been adopted on the appropriation of profits by the general meeting. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is also authorized to amend the wording of the Articles of Association in accordance with the issue of subscription shares.”

10.
Resolution on the cancellation of the existing authorization of the Management Board to issue convertible bonds and/or bonds with warrants and the corresponding conditional capital (Conditional Capital 2020/II), the granting of a new authorization to issue convertible bonds and/or bonds with warrants with possible exclusion of subscription rights, on the creation of Conditional Capital 2024/II and the corresponding amendment to the Articles of Association in section 4 (share capital)

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The general meeting of the Company on June 12, 2020, resolved under agenda item 8, amongst others, to authorize the Management Board to issue convertible bonds and/or bonds with warrants (“Authorization 2020”) and to create the corresponding Conditional Capital 2020/II. The Authorization 2020 was partially utilized once in 2020. The convertible bonds issued in this context were converted in full in the same year through subscription of a corresponding number of new no-par value shares in the Company utilizing the Conditional Capital 2020/II. The authorization period for the issuance of convertible bonds and/or bonds with warrants ends on June 11, 2025. Against this background, the authorization and the Conditional Capital 2020/II shall now be cancelled and replaced by a new authorization as well as a new conditional capital.

The Management Board and Supervisory Board propose the following resolution be adopted:

a) Cancellation of the existing authorization of the Management Board to issue convertible bonds and/or bonds with warrants and the corresponding Conditional Capital 2020/II and a corresponding amendment to section 4 (share capital) of the Articles of Association

(i)
The authorization of the Management Board to issue convertible bonds and/or bonds with warrants granted by resolution of the general meeting on June 12, 2020, under agenda item 8 shall, to the extent it has not been used until then, be cancelled with effect from the date on which the new authorization of the Management Board granted below under item 10 b) to issue convertible bonds and/or bonds with warrants becomes effective.
(ii)
Furthermore, the conditional capital created by resolution of the general meeting on June 12, 2020, under agenda item 8 (Conditional Capital 2020/II) shall be cancelled with effect from the date of cancellation of the Authorization 2020.

b) Granting of a new authorization of the Management Board to issue convertible bonds and/or bonds with warrants with authorization to exclude subscription rights (Authorization 2024)

The following new authorization to issue convertible bonds and/or bonds with warrants with authorization to exclude subscription rights is granted with effect from the date of registration of the new conditional capital provided for under item 10 c) below:

The Management Board is authorized, with the consent of the Supervisory Board, to issue bearer and/or registered convertible bonds and/or bonds with warrants with a total nominal amount of up to EUR 215,000,000.00 (hereinafter collectively referred to as “Bonds”) with a maximum term of 20 years on one or more occasions until August 28, 2029 (including), and to grant the holders of the Bonds conversion or option rights to new shares in the Company with a pro rata amount of the share capital of up to a total of EUR 1,609,828 in accordance with the more detailed provisions

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of the conversion and option bond conditions. The Bonds may be issued once or several times, in whole or in part and also simultaneously in different tranches.

The Bonds may be issued against cash and/or contributions in kind. The Bonds may, in addition to Euro, also be issued in the legal currency of an OECD country, subject to the limit of the corresponding Euro equivalent. For the total nominal amount limit of this authorization, in case of an issuance in a foreign currency, the nominal amount of the Bonds on the day of the decision on their issuance shall be converted into Euro.

Bonds may also be issued by domestic or foreign companies which are dependent on the Company or which are directly or indirectly majority-owned by the Company; in this case, the Management Board shall be authorized, with the consent of the Supervisory Board, (i) to assume the guarantee for the repayment of the Bonds on behalf of the issuing company, (ii) to grant shares in the Company to the holders or creditors of such Bonds to satisfy the conversion or option rights or conversion or option obligations specified in such Bonds and (iii) to make all other declarations or take all other actions necessary for the successful issue of the Bonds.

Shareholders are generally entitled to a subscription right to the Bonds. The statutory subscription right may also be granted in such a way that the Bonds are acquired by one or more banks with the obligation to offer them to the shareholders for subscription. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the subscription rights of the Company’s shareholders to the bonds with conversion or option rights to shares in the Company in whole or in part

- provided that the Bonds are against cash consideration and are structured in such a way that their issue price is not significantly lower than their theoretical market value calculated in accordance with recognized financial mathematical methods; however, this shall only apply to the extent that the shares to be issued to service the option and/or conversion rights and obligations thereby created do not exceed a total of 20% of the share capital, neither at the time this authorization becomes effective nor at the time at which it is exercised. When exercising this authorization to exclude subscription rights pursuant to section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights based on other authorizations in direct or corresponding application to section 186 para. 3 sentence 4 AktG shall be taken into account;

- provided that the Bonds are issued against contribution in kind, in particular for the purpose of acquiring companies, parts of companies, equity interests in companies, other assets or as part of business combinations or for the purpose of acquiring receivables or rights, and the value of the contribution in kind is in reasonable proportion to the value of the bond,

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whereby the theoretical market value of the bond determined in accordance with recognized methods is decisive;

- in order to grant subscription rights to the holders of conversion/option rights to shares in the Company to compensate for dilution to the extent to which they would be entitled after exercising these rights;

- to exclude fractional amounts from shareholders’ subscription rights.

If convertible bonds are issued, the holders of the convertible bonds shall be entitled to convert their convertible bonds into shares of the Company in accordance with the terms and conditions of the convertible bonds. The proportionate amount of the share capital represented by the shares to be issued upon conversion may not exceed the nominal amount of the convertible bonds. The conversion ratio is calculated by dividing the nominal amount of a convertible bond by the fixed conversion price for one share of the Company. The conversion ratio may also be calculated by dividing the issue amount of a convertible bond, which is lower than the nominal amount, by the fixed conversion price for one share of the Company. It can be provided that the conversion ratio is variable and the conversion price is set within a range to be determined depending on the development of the share price during the term or during a certain period within the term. The conversion ratio may in any case be rounded up or down to a whole number; furthermore, an additional payment to be made in cash may be specified. In addition, provision may be made for fractional amounts to be combined and/or settled in cash.

If bonds with warrants are issued, one or more warrants shall be attached to each bond with warrants entitling the holder to subscribe to shares in the Company in accordance with the warrant terms and conditions to be determined by the Management Board. The proportionate amount of the share capital represented by the shares to be subscribed per bond with warrant may not exceed the nominal amount of the bond with warrant.

The respective Bond terms and conditions may also establish a conversion obligation at the end of the term or at an earlier point in time. Finally, the terms and conditions of the Bonds may provide that in the event of conversion or exercise of the option, the Company shall not grant shares of the Company to the conversion or option beneficiary but shall pay the equivalent value in cash or provide for a combination of settlement in shares of the Company and a cash payment. Furthermore, in the event of conversion or exercise of the option, the respective terms and conditions of the Bonds may stipulate that shares of the Company may also be issued out of the Conditional Capital 2024/II to be created in connection with this authorization or, alternatively, exclusively or at the Company’s discretion, shares may be issued out of authorized capital or out of an existing or to be acquired stock of treasury shares of the Company or of shares of

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companies dependent on the Company or which are directly or indirectly majority-owned by the Company.

The conversion or option price to be determined in each case for one share of the Company (subscription price) must, even in the case of a variable exchange ratio/conversion price, be either (a) at least 80% of the average closing price of the shares of the Company or the closing price, to be converted into amounts per share, of the right or certificate representing the share on the primary stock exchange on the ten trading days immediately prior to the date of the resolution by the Management Board on the issuance of the convertible bonds or bonds with warrants or (b) at least 80% of the average closing price of the shares of the Company or the closing price to be converted into amounts per share of the right or certificate representing the share on the primary stock exchange during the days on which the subscription rights are traded on the primary stock exchange, with the exception of the last two trading days of the trading of the subscription rights. The primary stock exchange within this meaning is the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the beginning of the period specified in this agenda item 10 b) under (a) or (b) above on which this trading system was open for general stock exchange trading. For periods in which the primary stock exchange is the Frankfurt Stock Exchange, the conversion or option price to be determined in each case for one share of the Company (subscription price) must, even in the case of a variable exchange ratio/conversion price, either be (a) at least 80% of the average closing price of the Company's shares in Xetra trading on the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) on the ten trading days immediately prior to the date of the resolution by the Management Board on the issue of the convertible bonds or bonds with warrants or (b) at least 80% of the average closing price of the shares of the Company in Xetra trading (or a functionally comparable successor system replacing the Xetra system) during the days on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading. Sections 9 para. 1 and 199 para. 2 AktG shall remain unaffected.

If the economic value of the existing conversion or option rights is diluted during the term of a bond and no subscription rights are granted as compensation, the conversion or option rights will be adjusted to preserve their value, irrespective of the lowest issue amount in accordance with section 9 para. 1 AktG, unless the adjustment is already mandatory by law. In any case, the pro rata amount of the share capital of the no-par value registered shares to be subscribed per bond may not exceed the nominal amount per bond.

Instead of an adjustment of the option or conversion price, the terms and conditions of the bonds with warrants or convertible bonds may also provide for the payment of a corresponding amount in cash by the Company upon exercise of the option or conversion right or upon fulfillment of the option or conversion obligation. The terms and conditions of the Bonds may also provide for an

Mynaric AG

adjustment of the option or conversion rights or obligations in the event of a capital reduction or other extraordinary measures or events.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the issuance and creation of the convertible bonds and/or bonds with warrants, in particular the interest rate, issue price, term and denomination, conversion or option price and the conversion or option period, or to determine these in agreement with the executive bodies of the domestic or foreign company that is dependent on the Company or in which the Company directly or indirectly holds a majority interest and which issues the bonds.

c) Creation of a new conditional capital (Conditional Capital 2024/II) and corresponding amendment to section 4 (share capital) of the Articles of Association

(iii)
The share capital of the Company shall be conditionally increased by up to EUR 1,609,828.00 by issuing up to 1,609,828 new no-par value registered shares (Conditional Capital 2024/II). The conditional capital increase serves to grant shares to the holders of convertible bonds or bonds with warrants issued by the Company or a domestic or foreign company dependent on it or in which it directly or indirectly holds a majority interest by August 28, 2029 (including) on the basis of the authorization pursuant the resolution of the general meeting from August 29, 2024. The conditional capital increase will only be implemented to the extent that the holders of convertible bonds and/or bonds with warrants issued by the Company until August 28, 2029, on the basis of the authorization of the general meeting on August 29, 2024, exercise their conversion or option rights or conversion obligations from such Bonds are fulfilled and to the extent that no other forms of settlement are used. The new shares shall participate in profits from the beginning of the financial year in which they are issued; instead, they shall participate in the profits of the Company from the beginning of the financial year preceding their issue if, at the time of issue of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the respective utilization of the conditional capital.
(iv)
Paragraph 7 of section 4 of the Articles of Association shall be reworded as follows:

“(7) The share capital of the Company is conditionally increased by up to EUR 1,609,828.00 by issuing up to 1,609,828 new no-par value registered shares (Conditional Capital 2024/II). The conditional capital increase serves to grant shares to the holders of convertible bonds or bonds with warrants issued by the Company or by a domestic or foreign company dependent on it or in which it directly or indirectly holds a majority interest by August 28, 2029 (inclusive) on the basis of authorization pursuant to the

Mynaric AG

resolution of the general meeting of August 29, 2024. It will only be implemented to the extent that the holders of convertible bonds and/or bonds with warrants exercise their conversion or option rights or conversion obligations from such bonds are fulfilled and to the extent that no other forms of settlement are used. The new shares participate in profits from the beginning of the financial year in which they are issued; instead, they shall participate in the profits of the Company from the beginning of the financial year preceding their issue if, at the time of issue of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the respective utilization of the conditional capital.”

Mynaric AG

II.

Remuneration report for the financial year 2023

The following remuneration report clearly and comprehensibly presents and explains the remuneration awarded and due to the current and former members of the Management Board and Supervisory Board of Mynaric AG (hereinafter also referred to as the “Company”) in the financial year 2023.

In addition to the requirements of section 162 para. 3 sentence 1 and sentence 2 of the German Stock Corporation Act (Aktiengesetz, “AktG”), the Management Board and the Supervisory Board have decided to have the remuneration report audited not only formally but also materially by the appointed auditor.

1.
Overview on the financial year 2023
1.1.
Economic environment in the financial year 2023

The Mynaric group (hereinafter also “Mynaric”) in which Mynaric AG is the parent company achieved important milestones in the financial year 2023, including winning several significant orders for CONDOR Mk3 optical communication terminals and being selected by the European Space Agency (ESA) and the U.S. Defense Advanced Research Projects Agency (DARPA) for technology development programs. In addition to these operational milestones, the Company secured a new credit line and a capital increase to support its business plan.

In January, Mynaric announced that a new undisclosed US-based customer ordered US$24 million of CONDOR Mk3 optical communication terminals. The order foresaw payment milestones in the first and second half of 2023. The group expects deliveries in 2024.

In April, Mynaric signed a financing of in total EUR 80.6 million to refinance existing indebtedness and support our further growth with funds affiliated with a U.S.-based global investment management firm. Under the arrangement, the Lenders provided a US$75 million (approximately EUR 68.2 million) secured five-year term loan facility and two affiliates of the lender acquired an aggregate equity stake of approximately 9.1% (at the day of this group report) in Mynaric AG for EUR 12.4 million.

In May 2023, Mynaric announced the sale of the CONDOR Mk3 terminals to Loft Federal, a subsidiary of Loft Orbital. Loft Federal has been selected to manufacture, deploy and operate NExT – the Space Development Agency's (SDA) Experimental Test Field – and will use the terminals to support secure and reliable communications. Delivery of the terminals is mainly scheduled for the first half of 2024. The order was received at the end of 2022 and was already included in the previously announced order backlog for optical communication terminals as of December 31, 2022.

In July 2023, Mynaric received the top award in the “Best Submitted Idea” category in the SME/Scale-up category at the INNOspace Masters Highlight Conference, which was organized by the German Space Agency of the DLR. This award recognizes pioneers and innovative ideas that are driving the next generation of space technology.

In August 2023, Mynaric was selected by the Space Development Agency (SDA) to participate in an optical ground terminal demonstration. The research and development program planned for 2025 will demonstrate the successful connection between various space-based optical communication terminals (OCTs) and an optical ground station developed by the Company.

Mynaric AG

In September 2023, Mynaric achieved an important product milestone for its CONDOR Mk3 optical communication terminal. After intensive testing, CONDOR Mk3 passed optical verification and Phase 1 interoperability testing under the Space Development Agency's (SDA) Tranche 1 program, confirming the product's compliance with the SDA's Optical Communications Terminal (OCT) standard.

In November 2023, Mynaric announced that the Company had signed a further contract with an undisclosed customer in the USA for the delivery of CONDOR Mk3 optical communication terminals. The contract is worth around US-$ 6 million, with payment terms in the fourth quarter of 2023 and 2024 and product deliveries in the second half of 2024. Also in November 2023, Mynaric signed a contract with Northrop Grumman for the delivery of optical communication terminals as part of the US government's Space Development Agency Tranche 2 Transport Layer Beta spacecraft program. The contract, worth around US-$ 25 million, provides for payment milestones beginning in 2023 and expected to continue through 2024 and 2025, with product deliveries beginning in 2024 and continuing through 2026. Also in November 2023, Mynaric secured another contract with a former customer in the USA for its CONDOR Mk3 optical communication terminals. The contract, which is worth around US-$ 30 million, provides for milestone payments from 2023 which continue through the years 2024 and 2025, with product deliveries starting in mid-2024 and continuing until 2025.

In December 2023, Mynaric signed a contract with Northrop Grumman for the delivery of CONDOR Mk3 optical communication terminals as part of the US government's Space Development Agency Tranche 2 Transport Layer Alpha space program. The contract is worth around US-$ 33 million and provides for milestone payments from 2024 to 2025 and product deliveries from 2024 to 2026.

1.2.
Changes in the composition of the Management Board and the Supervisory Board

The following changes occurred in the composition of the Management Board in the financial year 2023:

Mustafa Veziroglu was appointed as additional Chief Executive Officer (Co-CEO) alongside Bulent Altan with effect from February 1, 2023. Further, Bulent Altan resigned from his position as Co-CEO and member of the Management Board with effect as of the point in time immediately prior to the end of the annual general meeting 2023 on August 7, 2023.

The following changes occurred in the composition of the Supervisory Board in the financial year 2023:

The term of office of all current members of the Supervisory Board ended at the end of the annual general meeting 2023. The annual general meeting 2023 re-elected Dr. Manfred Krischke, Dr. Hans Königsmann and Peter Müller-Brühl and elected Bulent Altan and Margaret Abernathy as new members of the Supervisory Board. The election took place in each case with effect as of the end of the annual general meeting 2023 and until the end of the general meeting that resolves upon the discharge of the respective member of the Supervisory Board for the fourth year from the beginning of the term of office, not counting the financial year in which the term of office begins, i.e. presumably until the end of the annual general meeting 2028.

1.3.
Resolution on the remuneration report for the financial year 2022

For the financial year 2022, a remuneration report was prepared in accordance with Section 162 AktG and audited by the auditor beyond the requirements of section 162 para. 3 sentence 1 AktG. The remuneration report for the financial year 2022 was approved by the annual general meeting 2023 with a majority of

Mynaric AG

77.27%. In view of the high level of approval for the remuneration report for the financial year 2022, there was no reason to change the method of reporting.

2.
Remuneration of the members of the Management Board of Mynaric AG
2.1.
Overview of the remuneration system

The current remuneration system for the members of the Management Board of Mynaric AG (the “Remuneration System 2022”) was approved by the annual general meeting 2022 with a majority of 67.83%.

The remuneration of the members of the Management Board comprises fixed, non-performance-related and variable, performance-related remuneration components. The fixed remuneration comprises a fixed base salary and fringe benefits, the amount of which may vary depending on the occasion and the member of the Management Board. The variable remuneration consists of a short-term variable remuneration component, the annual bonus, and a long-term variable remuneration component in the form of a stock option program and a virtual stock program, so-called stock appreciation rights. However, the Supervisory Board has not made use of the possibility to issue stock appreciation rights to date.

In addition, payments may be granted in exceptional cases in connection with the first-time appointment of a member of the Management Board. In addition, the Remuneration System 2022 provides for the possibility of the Supervisory Board to grant the members of the Management Board a bonus of 1% of the investment amount, up to a maximum of € 1 million per investment (cap), in the event of an investment in the Company by a strategic investor.

The amount of remuneration paid to the members of the Management Board depends to a large extent on the area of responsibility of the Management Board member, the individual performance and the performance of the Management Board as a whole. In the opinion of the Supervisory Board, it takes into account the economic and financial success of Mynaric AG, is intended to provide an incentive for long-term and sustainable corporate governance and links the interests of the members of the Management Board with those of the Company’s shareholders.

In the financial year 2023, the Remuneration System 2022 only applied to the service agreement of the member of the Management Board and chairman of the Management Board Mustafa Veziroglu. The Remuneration System 2022 does not apply to the service agreements of Stefan Berndt-von Bülow and Joachim Horwath. Furthermore, the Remuneration System 2022 also did not apply to the service agreement of Bulent Altan, the member of the Management Board and chairman of the Management Board who ceased to be a member of the Management Board in the financial year 2023.

However, the service agreements of Stefan Berndt-von Bülow and Joachim Horwath essentially comply with the requirements of the Remuneration System 2022. In particular, the service agreements of Stefan Berndt-von Bülow and Joachim Horwath also provide for a maximum remuneration that corresponds to the maximum remuneration as defined in the Remuneration System 2022.

Insofar as the Remuneration System 2022 applied in the financial year 2023, there were no deviations from it within the meaning of section 162 para. 1 sentence 5 AktG.

Fixed remuneration	Base salary	Fixed annual base salary
	Fringe benefits	E.g., subsidies for health and long-term care insurance, relocation costs, double householding

Mynaric AG

	Further payments	In exceptional cases, payments in connection with the appointment to the Management Board
Performance-related (variable) remuneration	Short-term variable remuneration (STI)	Annual bonus	Structure	Annual bonus depending on the achievement of one financial, one operational and one ESG target
Performance criteria
•
Determination of the financial and operational target from the following list of targets for each financial year:
o
Financial target: Cash in by customer, sales, gross margin, EBITDA or EBIT
o
Operational target: Terminals produced, terminals delivered to customers, order intake, size, weight and power score
•
Consideration of the achievement of an ESG target linked to the residue-free combustion of the terminals produced by the Company, in the form of a modifier between 0.9 and 1

			Maximum limit	200 % of the target amount
		Investment bonus	Structure	Bonus in the event of an investment by a strategic investor

Mynaric AG

Performance criteria	Participation of a strategic investor in the equity of the Company or through subscription to new shares in the Company as part of a capital increase
Maximum limit	Up to 1% of the investment amount, but not more than €1 million.

Performance-related (variable) remuneration	Long-term variable remuneration (LTI)	Stock option program	Structure	Issue of stock options, whose final exercisable number is linked to the Company's share price performance and an ESG target
Performance criteria
I.
Absolute share price performance of Mynaric AG (weighted with 80% within the overall target achievement)
II.
ESG target consisting of a diversity target and an employee satisfaction target (weighted at 20% within the overall target achievement)

			Maximum limit	A maximum of 100% of the originally granted number of stock options will actually become exercisable
		Stock Appreciation Rights	Structure	Share-based remuneration program consisting of stock appreciation rights with a four-year waiting period, which are generally settled in cash
			Performance criteria	III. Absolute share price performance of Mynaric AG (weighted with 80% within the overall target achievement)

Mynaric AG

IV. ESG target consisting of a diversity target and an employee engagement target (weighted with 20% within the overall target achievement)
		Maximum limit	200% of the initial grant volume if settled in cash
Further provisions	Maximum remuneration	€6 million for the chairman of the Management Board / €4 million for each ordinary member of the Management Board
Malus / Clawback

Right of the Supervisory Board to withhold or reclaim variable remuneration components, in particular in the event of violations by a member of the Management Board of statutory duties or internal codes of conducts

	Severance cap	Severance payments shall not exceed the value of two years' remuneration and shall not compensate more than the remaining term of the contract
	Change of control	Right of Management Board members to cancel stock options or stock appreciation rights in the event of a change of control against payment of a compensation payment

The Supervisory Board, with the support of its Compensation Committee and with the assistance of an external remuneration expert, regularly reviews the appropriateness and market conformity of the remuneration of the members of the Management Board. For this purpose, the Supervisory Board reviews a peer group of industry-specific European, U.S. and German listed tech companies, consisting of German, U.S. and European tech companies of comparable size. Furthermore, the Supervisory Board also considers the remuneration structure of the first two management levels within the Mynaric Group and the average remuneration of the total workforce of the Mynaric Group over time.

2.2.
Non-performance-related remuneration components
a.
Annual base salary

The members of the Management Board receive a fixed annual base salary, which is generally paid in equal installments. For the financial year 2023, the annual base salary for the individual members of the Management Board was as follows:

Member of the Management Board	2023 in k€	2022 in k€
Bulent Altan[1]	284	430
Mustafa Veziroglu[2]	446	129
Stefan Berndt-von Bülow	325	263
Joachim Horwath	325	263
Total	1.380	1.085

Mynaric AG

The annual base salary of Bulent Altan also includes the fixed remuneration he received for his work as Chief Executive Officer (CEO) of the 100% subsidiary of the Company Mynaric USA Inc. until his resignation from the Management Board in the amount of k€ 199[3] (for the financial year 2022: k€ 280[4]). The other members of the Management Board did not receive any remuneration for activities in subsidiaries of Mynaric AG.

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[1] Bulent Altan resigned from the Company’s Management Board with effect as of the end of the annual general meeting on August 7, 2023.

[2] Member of the Management Board since August 15, 2022.

[3] K$ 215 at an average exchange rate 2023 $/€: 0.92368.

[4] K$ 294 at an average exchange rate 2022 $/€: 0.95441.

b.
Fringe benefits and further payments

In addition to their annual base salary, the members of the Management Board receive fringe benefits, which may mainly consist of contributions to a private pension scheme, allowances for health and long-term care insurance, rent subsidies and other benefits in kind.

On the occasion of the premature termination of his service agreement, Bulent Altan was granted a severance payment claim of € 750,000.00, which can be settled in whole or in part in shares in the Company at the Company’s sole discretion. The severance payment claim was fulfilled in the financial year 2024 in the form of 37,128 new shares from the Company’s Authorized Capital 2023/I against contribution and assignment of the severance payment claim as a contribution in kind to the Company and is therefore only reported in detail in the remuneration report for the financial year 2024.

2.3.
Performance-related remuneration components
a.
Annual bonus (Short Term Incentive, STI)

The members of the Management Board receive a short-term variable remuneration in the form of an annual bonus designed to reward the operational implementation of the corporate strategy in the respective financial year.

The amount of the annual bonus is generally based on the achievement of certain performance targets set by the Supervisory Board. For this purpose, the Supervisory Board has set a target amount that determines the amount of the bonus payment in the event of 100% target achievement.

At the beginning of the following financial year, the Supervisory Board assesses the degree of target achievement of the defined performance targets and determines the amount of the annual bonus based on the defined weighting for each performance target, with the payout amount capped at 200% of the target amount.

As the annual bonus 2022 was not paid to the members of the Management Board until May 2023, the annual bonus 2022 is attributed to the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the financial year 2023 and is therefore disclosed in this remuneration report. The amount of the annual bonus for the financial year 2023 will be determined and paid in the financial year 2024 and is therefore attributable to the remuneration awarded and due in the financial year 2024 within the meaning of section 162 para. 1 sentence 1 AktG. The annual bonus 2023 shall therefore be disclosed in

Mynaric AG

the remuneration report for the financial year 2024. For the annual bonus 2023, the Supervisory Board also set an ESG target for the first time in line with the Remuneration System 2022.

Performance targets for the annual bonus 2022

For the annual bonus 2022, the Supervisory Board has set two performance targets, an operational target (the “Operational Target”) and a financial target (the “Financial Target”), with both the Operational Target and the Financial Target being weighted at 50% each as part of the overall target achievement.

Operational Target

The target achievement for the Operational Target is determined as follows:

The Supervisory Board has based the Operational Target on the order backlog (number of terminals delivered to customers) as of December 31, 2022. For this purpose, the Supervisory Board set a target value of 300 terminals to be delivered to customers for the Operational Target, which corresponds to a target achievement of 100%. Less than 200 terminals to be delivered to customers correspond to a target achievement of 0% and 500 terminals to be delivered to customers correspond to a target achievement of 200%. It is not possible to increase the target achievement beyond 200% (cap). Between the percentage points, the target achievement increases as follows:

Target achievement in %
210%
200%
190%
180%
170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0 50 100 150 200 210 220 230 240 250 260 270 280 290 300 310 320 330 340 350 360 370 380 390 400 410 420 430 440 450 460 470 480 490 500 510 520 530 540 550
Order backlog in units

Financial Target

The target achievement for the Financial Target is determined as follows:

The Supervisory Board has based the Financial Target on the amount of payments received from customers in the financial year 2022. For this purpose, the Supervisory Board set a target value of € 33.0 million for the Financial Target, which corresponds to a target achievement of 100%. Payments in the amount of less than € 22.0 million correspond to a target achievement of 0% and payments of €60.0 million correspond to a target achievement of 200%. An increase in target achievement beyond 200% is not possible (cap). Between the percentage points, the target achievement increases as follows:

Mynaric AG

Target achievement for the annual bonus 2022

The achievement of the Operational Target and the Financial Target was determined as follows:

As of December 31, 2022, the order backlog amounted to 256 terminals, resulting in an achievement of the Operational Target of 56%. Payments from customer contracts amounted to € 18.4 million in the financial year 2022, resulting in 0% achievement of the Financial Target. Based on the target achievement of the Operating Target and the Financial Target, the overall target achievement of the annual bonus 2022 was 28%.

This resulted in the following payment amounts for the annual bonus 2022:

Management Board member	Target amount[5] in k€	Maximum payout amount in k€	Overall target achievement 2022 in %	Payout amount in k€
Bulent Altan[6]	237	427	28,0%	66
Mustafa Veziroglu[7]	49	98	28,0%	14
Stefan Berndt-von Bülow	113	225	28,0%	35
Joachim Horwath	113	225	28,0%	35

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[5] Based on a 100% target achievement.

[6] Bulent Altan resigned from the Company’s Management Board with effect as of the end of the annual general meeting on August 7, 2023.

[7] Member of the Management Board since August 15, 2022.

Bonus on the occasion of Pimco’s investment in the financial year 2023

The members of the Management Board may also receive a bonus for investments by strategic investors in the Company exceeding 5% of the respective share capital of the Company. The bonus payment corresponds to 1% of the investment amount, up to a maximum of € 1 million. However, in the event of new funds being raised by way of a capital increase with subscription rights, a payment is only made to the extent that the investor invests funds in excess of his existing shareholding in the Company (i.e. does not merely exercise existing subscription rights).

Mynaric AG

In the financial year 2023, the members of the Management Board were paid a bonus on the occasion of the investment in the Company by the strategic investor Pimco. In April 2023, Pimco subscribed for shares amounting to around 10.0% of the share capital of the Company of € 5,668,391.00 at the time via the two investment vehicles COF IV Obsidian S.à r.l. and OC III LVS LIII LP in return for an investment amount of around € 12.5 million. On this basis, the bonus paid to the members of the Management Board amounted to k€ 125 (1% of the investment amount of around € 12.5 million).

b.
Long-term variable remuneration (LTI)

The members of the Management Board also receive a long-term variable remuneration in the form of participation in the Company's stock option program, which, in the opinion of the Supervisory Board, provides an incentive for the members of the Management Board to contribute to the long-term and sustainable development of the Company and links the interests of the members of the Management Board with those of the shareholders.

In the financial year 2023, the waiting period for the stock options granted to the then members of the Company’s Management Board in the financial year 2019 as part of the stock option program 2019 expired. However, the stock options did not become exercisable as the relevant performance target of the stock option program 2019 was not met.

In addition, in the financial year 2023, a total of 75,000 stock options were granted under the 2021, 2022 and 2023 stock option programs to the members of the Management Board in office in the financial year 2023.

The stock option programs 2019, 2021, 2022 and 2023 were or are subject to the following conditions for their exercise:

Plan conditions of the stock option program 2019

In the financial year 2023, the waiting period for the stock options granted under the stock option program 2019 for the financial year 2019 to the then members of the Management Board Bulent Altan, Hubertus Edler von Janecek and Wolfram Peschko, each with effect as of September 27, 2019, expired.

However, the stock options granted in the financial year 2019 under the stock option program 2019 did not become exercisable in the financial year 2023.

Under the stock option program 2019, a stock option originally entitled the members of the Management Board to subscribe for one share in the Company against payment of an exercise price corresponding to the volume-weighted six-month average price of a share of Mynaric AG in Xetra trading on the Frankfurt Stock Exchange prior to the issue period, depending on the achievement of the defined performance target after a four-year waiting period.

The performance target for the stock option program 2019 was the absolute share price development of the Mynaric-share during the waiting period as follows:

The absolute share price development of the share of Mynaric AG during the waiting period is measured by comparing the volume-weighted six-month average price of the share of Mynaric AG in Xetra trading on the Frankfurt Stock Exchange at the end of the waiting period and the exercise price. The subscription rights can only be exercised if the price of a share of Mynaric AG has increased by at least 20% compared to the exercise price during the waiting period.

The performance target was not achieved during the waiting period of the stock option program 2019.

Mynaric AG

The exercise price was € 42.46. The volume-weighted six-month average price of the share of Mynaric AG in Xetra trading on the Frankfurt Stock Exchange at the end of the waiting period was € 22.29. This corresponds to a decrease of 47.5% compared to the exercise price. The increase of at least 20% defined as a performance target under the stock option program 2019 was therefore not achieved.

Based on the target achievement, the stock options granted under the stock option program were not exercisable.

The members of the Management Board in office in the financial year 2023, Mustafa Veziroglu, Joachim Horwath and Stefan Bernd-von Bülow, were not granted any stock options under the stock option program 2019 in the financial year 2019.

Management Board member	Stock option program	Grant date and start of the waiting period	End of the waiting period	Number of the stock options granted	Exercise price in €	Target price in €	Price at the end of the waiting period in €	Exercised in k€
Bulent Altan[8]	2019	September 27, 2019	September 27, 2023	30.000	42,46	50,95	22,29	0
Hubertus von Janecek[9]	2019	September 27, 2019	September 27, 2023	23.000	42,46	50,95	22,29	0
Wolfram Peschko[10]	2019	September 27, 2019	September 27, 2023	13.000	42,46	50,95	22,29	0
Total				66.000				0

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[8] Bulent Altan resigned from the Company’s Management Board with effect as of the end of the annual general meeting on August 7, 2023.

[9]Member of the Management Board until July 10, 2020.

[10] Member of the Management Board until May 5, 2020.

Plan conditions of the stock option program 2021

After the expiry of a four-year waiting period, one stock option entitles the members of the Management Board to subscribe for one share in the Company against payment of an exercise price equal to the six-month volume-weighted average price of the Mynaric AG share prior to the grant date or of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or rights or certificates representing such shares prior to the grant date. It is at the discretion of the Company to settle the stock options also in cash.

The stock options can be exercised within a period of three years after expiry of the four-year waiting period. Within this period, the stock options can be exercised within four weeks of the announcement of the results of the annual or half-year financial statements for a financial year. The final number of exercisable stock options depends on the achievement of a performance target as follows:

The performance target set for the stock option program 2021 is linked to the absolute share price performance of the Company during the waiting period.

Mynaric AG

To determine whether the performance target has been achieved, the six-month volume-weighted average price of the Company's share or the six-month volume-weighted average price of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares at the end of the waiting period (the “Relevant Closing Price”) and the exercise price are compared with each other. The performance target is 100% achieved if the Relevant Closing Price is at least 20% above the exercise price. If the Relevant Closing Price is less than 20% above the exercise price, the target achievement for the performance target is 0%. A target achievement of more than 100% is not possible.

Plan conditions of the stock option programs 2022 and 2023

After the expiry of a four-year waiting period, one stock option entitles the members of the Management Board to subscribe for one share of the Company against payment of an exercise price that corresponds to the volume-weighted six-month average price of the Mynaric AG share prior to the issue date or the right or certificate representing the Mynaric AG share in the trading system with the highest total trading volume in shares of the Company or rights or certificates representing such shares prior to the grant date. It is at the discretion of the Company to settle the stock options also in cash.

The stock options can be exercised within a period of five years after the end of the four-year waiting period. The final number of exercisable stock options depends on the achievement of two performance targets as follows:

The performance targets set for the stock option programs 2022 and 2023 are linked to the absolute share price performance of the Company (weighted at 80% within the overall target achievement) and an ESG target (weighted at 20% within the overall target achievement).

•
The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (each a “Relevant Closing Price”) is determined at the end of each quarter. The performance target is 100% achieved if at least one Relevant Closing Price is at least 50% above the exercise price. The absolute share price performance is weighted at 80% within the overall target achievement. If no Relevant Closing Price is at least 50% above the exercise price, the target achievement for this performance target is 0%. A target achievement of more than 100% is not possible.
•
The ESG target is composed of a diversity target and an employee engagement target as follows:

To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric Group at the beginning of the waiting period. The diversity target is achieved if the proportion of women within the Mynaric Group at the end of the waiting period is five percentage points higher than the proportion of women determined at the beginning of the waiting period. If the proportion of women is at least 30% at the beginning of the waiting period or if the proportion of women within the

Mynaric AG

Mynaric group is at least 30% during the waiting period, the diversity target is achieved if the proportion of women within the Mynaric group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee engagement within the Mynaric Group at the end of the waiting period, as determined by an external service provider, is at least five percentage points higher than the employee engagement at the beginning of the waiting period. If the employee engagement is at least 80% at the beginning of the waiting period or if an employee engagement of 80% is achieved during the waiting period, the employee engagement target is achieved if the employee engagement is still at least 80% at the end of the waiting period.

At the end of the waiting period, the Supervisory Board determines the target achievement for the ESG target as follows: If none of the above targets has been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. Achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted at 80% and the ESG target at 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

The following table shows the stock options granted to members of the Management Board in the financial year 2023 under the stock option programs 2021, 2022 and 2023 and the main conditions for their exercise in accordance with section 162 para. 1 sentence 1 no. 3 AktG:

Management Board member	Stock option program	Grant date and start of the waiting period	End of the waiting period	Number of stock options granted	Exercise price in €	Fair value per stock option at the time of issue in €	Total in k€
Mustafa Veziroglu[11]	2022	June 30, 2023	June 30, 2027	7.000	20,25	7,51	53
Mustafa Veziroglu	2023	December 13, 2023	December 13, 2027	24.000	21,20	8,76	254
Stefan Berndt-von Bülow	2021	June 30, 2023	June 30, 2027	10.000	20,25	9,25	93
Stefan Berndt-von Bülow	2023	December 13, 2023	December 13, 2027	12.000	21,20	8,76	105
Joachim Horwath	2021	June 30, 2023	June 30, 2027	10.000	20,25	9,25	93
Joachim Horwath	2023	December 13, 2023	December 13, 2027	12.000	21,20	8,76	105
Total				75.000			703

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[11] Member of the Management Board since August 15, 2022.

Mynaric AG

Bulent Altan did not receive any stock options in the financial year 2023 due to his switch to the Supervisory Board.

The target achievement for the stock options issued under the stock option programs 2021, 2022 and 2023 in the financial year 2023 and the development of the value of the stock options issued in the financial year 2023 under the stock option programs 2021, 2022 and 2023 shall be disclosed in the remuneration report for the financial year 2027.

2.4.
Further remuneration-related agreements
a.
Maximum remuneration

Pursuant to section 87a para. 1 sentence 2 no. 1 AktG, the Supervisory Board has set a maximum remuneration for the members of the Management Board. The maximum remuneration amounts to € 6 million for the chairman of the Management Board and € 4 million for each ordinary member of the Management Board for one financial year, irrespective of whether a payment is made in this financial year or at a later date.

In the financial year 2023, the maximum remuneration only applied to the service agreement of the chairman of the Management Board and member of the Management Board Mustafa Veziroglu. However, the service agreements of the Management Board members Stefan Berndt-von Bülow and Joachim Horwath also provide for a maximum remuneration that corresponds to the maximum remuneration defined in the Remuneration System 2022.

As the stock options granted to the members of the Management Board under the stock option programs 2021, 2022 and 2023 in the financial year 2023 will become exercisable for the first time in the financial year 2027, compliance with the maximum remuneration for the financial year 2023 shall be reported in the remuneration report for the financial year 2027.

b.
Malus and clawback provisions

The service agreements of all Management Board members and the terms and conditions of the stock option programs 2022 and 2023 contain so-called malus and clawback provisions, according to which the Company is particularly entitled to withhold or reclaim variable remuneration in the event of intentional or grossly negligent breaches by the Management Board member of statutory obligations or internal conduct policies of the Company or a subsidiary. The Company had no reason to make use of this option in the financial year 2023.

c.
Benefits upon termination of the service agreement

Severance payments

The service agreements of the members of the Management Board contain severance payment provisions that comply with the recommendations of the German Corporate Governance Code.

In the event of a premature termination of the position as a Management Board member, payments by the Company to the Management Board member, including fringe benefits, shall not exceed the value of two years’ remuneration (severance payment cap) and shall compensate no more than the remaining term of the service agreement. If the service agreement is terminated for good cause attributable to the Management Board member, no payments will be made to the Management Board member.

The severance payment cap is calculated on the basis of the total remuneration for the previous full financial year and, if applicable, the expected total remuneration for the current financial year.

Mynaric AG

The severance payment granted to Bulent Altan complied with the above severance payment cap.

Change of control

The service agreements of the members of the Management Board do not contain any provisions for the event of a change of control.

The stock option program 2021 and previous stock option programs provide for the following provision for the event of a change of control:

If the waiting period has not yet expired when the change of control becomes effective, or if the waiting period has expired but the conditions for exercising the stock option program are not met, the members of the Management Board are entitled to waive their subscription rights within two weeks of the announcement of the change of control by means of a unilateral declaration to the Company. In this case, the members of the Management Board are entitled to a compensation payment in the amount of the purchase price per share of Mynaric AG paid in the course of the change of control less the exercise price. A “change of control” in this sense is the acquisition of more than 50% of the shares in Mynaric AG by a new shareholder.

The terms and conditions of the stock option programs 2022 and 2023 provide for the following provision in the event of a change of control:

A change of control occurs when a shareholder holds more than 50% of the shares and/or voting rights in Mynaric AG. In the event of a change of control, the members of the Management Board have the right to cancel stock options against payment of a compensation payment in the amount of the purchase price paid in the course of the change of control (or offered to the shareholders in the event of a public offer) or, if no such purchase price is known, in the amount of the price of the Mynaric AG share or the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company during the last 30 trading days prior to the day on which the Company becomes aware of the change of control and, in the case of stock options, less the exercise price.

Post-contractual non-competition clauses

The service agreements of the members of the Management Board currently do not provide for any post-contractual non-competition clauses.

2.5.
Individual disclosure of the remuneration of the members of the Management Board for the financial year 2023

The following tables show the respective target remuneration as well as the remuneration awarded and due to the members of the Management Board in office in the financial year 2023 for the financial years 2023 and 2022. No remuneration was awarded to former members of the Management Board in the financial year 2023.

a)
Target total remuneration of the members of the Management Board in office in the financial year 2023

The following table shows the respective target total remuneration of the members of the Management Board in office in the financial year 2023 for the financial years 2023 and 2022, based on the target amount in case of a 100% target achievement for STI and LTI.

Mynaric AG

		Annual base salary		Special payment		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration[12]		Total
Management Board member	Year	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€
Bulent Altan[13]	2023	284	57,6%	0	0,0%	67	13,6%	142	28,8%	0	0,0%	493
	2022	430	31,1%	52	3,8%	120	8,7%	237	17,1%	543	39,3%	1.382
Mustafa Veziroglu[14]	2023	446	46,6%	0	0,0%	6	0,6%	181	18,9%	325	33,9%	958
	2022	129	19,2%	0	0,0%	82	12,2%	49	7,3%	411	61,3%	671
Stefan Berndt-von Bülow	2023	325	52,1%	0	0,0%	6	1,0%	125	20,0%	168	26,9%	624
	2022	263	30,8%	62	7,2%	6	0,7%	113	13,2%	411	48,1%	855
Joachim Horwath	2023	325	52,1%	0	0,0%	6	1,0%	125	20,0%	168	26,9%	624
	2022	263	30,8%	62	7,2%	6	0,7%	113	13,2%	411	48,1%	855

—————————————

[12] For determining the target total remuneration, the share price to be achieved for 100% target achievement was used as the basis.

[13] Bulent Altan resigned from the Company’s Management Board with effect as of the end of the annual general meeting on August 7, 2023.

[14] Member of the Management Board since August 15, 2022.

b)
Remuneration awarded and due to members of the Management Board in accordance with section 162 para. 1 sentence 1 AktG

The following table shows the remuneration awarded and due to the members of the Management Board in office in the financial years 2023 and 2022 in accordance with section 162 para. 1 sentence 1 AktG. The tables include all remuneration amounts received by the individual members of the Management Board in these financial years (“awarded”), and the remuneration due, where relevant in the reporting period, but not yet received (“due”).

The amount of the annual bonus for the financial year 2023 will be determined and paid in the course of the financial year 2024 and thus will be included in the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the financial year 2024, while the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the financial year 2023 also includes the annual bonus for the financial year 2022 paid in May 2023. The share-based remuneration granted in the financial year 2023 in the form of stock options is disclosed with its value, i.e. the number of stock options granted multiplied by the fair value at the time of granting. In addition to the remuneration components, the relative share of all fixed and variable remuneration components within the total remuneration is also disclosed in accordance with section 162 para. 1 sentence 1 no. 1 AktG. These relative proportions relate to the remuneration components awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the respective financial year.

Mynaric AG

		Annual base salary		Special payment		Fringe benefits		Short-term variable remuneration[15]		Long-term variable remuneration[16]		Total
Management Board member	Year	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€
Bulent Altan[17]	2023	284	52,4%	0	0,0%	67	12,4%	191	35,2%	0	0,0%	542
	2022	430	52,5%	52	6,3%	120	14,7%	152	18,6%	65	7,9%	819
Mustafa Veziroglu[18]	2023	446	52,3%	0	0,0%	6	0,7%	138	16,2%	263	30,8%	853
	2022	129	49,5%	0	0,0%	82	31,5%	0	0,0%	50	19,0%	261
Stefan Berndt-von Bülow	2023	325	47,2%	0	0,0%	6	0,8%	160	23,2%	198	28,8%	689
	2022	263	50,3%	62	11,9%	6	1,1%	142	27,1%	50	9,6%	523
Joachim Horwath	2023	325	47,2%	0	0,0%	6	0,8%	160	23,2%	198	28,8%	689
	2022	263	50,3%	62	11,9%	6	1,1%	142	27,1%	50	9,6%	523

c)
Remuneration awarded and due to former members of the Management Board pursuant to section 162 para. 1 sentence 1 AktG

In the financial year 2023, no remuneration was awarded or due to former members of the Management Board pursuant to section 162 para. 1 sentence 1 AktG.

2.6.
Individual disclosure of the remuneration of the members of the Supervisory Board for the financial year 2023

The following table shows the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG to Supervisory Board members in office in the financial year 2023, whereby the remuneration awarded includes the remuneration for which the activity for which the remuneration is granted was performed in full in the financial year 2023. No remuneration was granted to former members of the Supervisory Board in the financial year 2023.

The remuneration of the members of the Supervisory Board for the financial year 2023 was determined by resolution of the annual general meeting on May 14, 2021 (agenda item 6) and confirmed by resolution of the annual general meeting on July 14, 2022 (agenda item 7) in accordance with section 113 para. 3 AktG.

Accordingly, the members of the Supervisory Board receive a remuneration of k€ 60 for each full financial year of service on the Supervisory Board. The chairman receives double the remuneration and the deputy chairman one and a half times the remuneration. Supervisory Board members who are also members of the Audit Committee further receive a remuneration of k€ 20 for each full financial year of membership of the Audit Committee in addition to the remuneration for their work on the Supervisory Board as a member, chairman or deputy chairman. The chairman of the Audit Committee receives one and a half times the remuneration.

Dr. Manfred Krischke was the chairman of the Supervisory Board until the end of the general meeting on August 7, 2023. Bulent Altan has been the chairman of the Supervisory Board since the constituent

Mynaric AG

meeting of the Supervisory Board on August 7, 2023. Peter Müller-Brühl was the deputy chairman of the Supervisory Board throughout the financial year 2023.

Steve Geskos was the chairman of the Audit Committee until the end of the general meeting on August 7, 2023. Dr. Manfred Krischke was a member of the Audit Committee throughout the financial year 2023 and has served as its chairman since the constituent meeting of the Supervisory Board on August 7, 2023. Peter Müller-Brühl was a member of the Audit Committee throughout the financial year 2023. Margaret Abernathy has been a member of the Audit Committee since the constituent meeting of the Supervisory Board on August 7, 2023.

Further, each member of the Supervisory Board receives an additional attendance fee of € 500 per meeting for participating in a meeting or in a resolution adopted by the Supervisory Board by telephone. Remuneration and attendance fees are payable after the end of the respective financial year. Supervisory Board members who have not belonged to the Supervisory Board for a full financial year receive remuneration pro rata temporis according to the duration of their membership in the Supervisory Board. An overview of the meetings of the Supervisory Board in the financial year 2023 can be found in the report of the Supervisory Board for the financial year 2023.

Member of the Supervisory Board		Fixed remuneration		Attendance fees		Total
	Year	in k€	in %	in k€	in %	in k€
Dr. Manfred Krischke	2023	120	94,5%	7	5,5%	127
	2022	140	92,7%	11	7,3%	151
Bulent Altan	2023	48	94,1%	3	5,9%	51
(since August 7, 2023)	2022	0	n/a	0	n/a	0
Peter Müller-Brühl	2023	110	94,0%	7	6,0%	117
(since October 5, 2021)	2022	110	93,2%	8	6,8%	118
Hans Königsmann	2023	60	93,8%	4	6,2%	64
(since October 13, 2021)	2022	60	90,9%	6	9,1%	66
Margaret Abernathy	2023	32	91,4%	3	8,6%	35
(since August 7, 2023)	2022	0	n/a	0	n/a	0
Steve Geskos	2023	54	91,5%	5	8,5%	59
(until August 7, 2023)	2022	90	89,1%	11	10,9%	101
Vincent Wobbe	2023	36	90,0%	4	10,0%	40
(until August 7, 2023)	2022	60	89,6%	7	10,4%	67
2.7.
Comparative presentation of remuneration and earnings performance

The following tables show the annual change in the remuneration awarded and due to current and former members of the Management Board and Supervisory Board, the Company's earnings performance and the employee remuneration on a full-time equivalent basis, the latter being based on the average wages and salaries of employees at all Group companies in Germany and abroad.

For the members of the Management Board and Supervisory Board, the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG for the respective financial year is taken into account.

Mynaric AG

The presentation of average employee remuneration is based on the average remuneration of all employees of the Mynaric Group on a full-time equivalent basis. The components of the average employee remuneration generally correspond to the remuneration awarded and due to the members of the Management Board and Supervisory Board in accordance with section 162 para. 1 sentence 1 AktG, with the exception of the long-term remuneration consisting of the stock option program and a restricted stock unit program, which were measured as equity-settled share-based payment transactions in accordance with IFRS 2.

The presentation of the annual development in remuneration and the Company’s earnings performance is built up successively over a period of five years.

	2023	2022	Development 2023/2022	2021	Development 2022/2021	2020	Development 2021/2020
Comparative presentation	in k€	in k€	in %	in k€	in %	in k€	in %
Earnings performance
Consolidated net profit/loss for the period	(93.528)	(73,782)	(27)%	(45.477)	(62)%	(20.642)	(120)%
Net profit/loss for the year of Mynaric AG according to HGB	(9.656)	(9,919)	(3)%	(13.178)	25%	(9.602)	(37)%
Employees
Employee remuneration of the Mynaric Group	97	95	1%	90	6%	84	6%
Members of the Management Board active in the financial year
Bulent Altan (until August 7, 2023)	542	819	(34)%	1.497	(45)%	782	91%
Mustafa Veziroglu (since August 15, 2022)	853	261	227%	./.	./.	./.	./.
Stefan Berndt-von Bülow (since September 16, 2020)	689	523	32%	1.004	(48)%	321	213%
Joachim Horwath (since February 17, 2021)19	689	523	32%	934	(44)%	18	5,089%
Average	693	531	31%	1.145	(54)%	374	206%
Former members of the Management Board
Dr. Wolfram Peschko (until May 5, 2020)	0	93	(100)%	348	(73)%	277	26%
Average	0	93	(100)%	348	(73)%	277	26%
Members of the Supervisory Board active in the financial year

Mynaric AG

Dr. Manfred Krischke	127	151	(16)%	80	89%	40	100%
Bulent Altan (since August 7, 2023)	51	./.	./.	./.	./.	./.	./.
Peter Müller-Brühl (Deputy Chairman since October 5, 2021)	117	118	(1)%	50	136%	20	150%
Hans Königsmann (since October 13, 2021)	64	66	(3)%	12	450%	./.	./.
Margaret Abernathy (since August 7, 2023)	35	./.	./.	./.	./.	./.	./.
Steve Geskos (until August 7, 2023)	59	101	(42)%	32	216%	./.	./.
Vincent Wobbe (until August 7, 2023)	40	67	(40)%	19	253%	./.	./.
Average	71	101	(30)%	39	161%	30	29%

—————————————

[1] The remuneration presented for 2020 for Joachim Horwath relates to the payment of a bonus as a member of the Management Board (until March 13, 2019) for the financial year 2019, which was paid in the financial year 2020.

3.
Other

Mynaric AG maintains a D&O insurance policy for the members of the Management Board, which provides for a deductible for members of the Management Board that meets the requirements of the German Stock Corporation Act.

4.
Supplementary notes

This report is also available in German. In case of any discrepancies between the English and the German version, the German version shall prevail.

July 12, 2024

Management Board Supervisory Board

III.

Written report of the Management Board to the general meeting on agenda item 8 on the exclusion of subscription rights pursuant to sections 203 para. 2 sentence 2, 186 para. 4 sentence 2 AktG

Pursuant to section 203 para. 2 sentence 2 AktG in conjunction with section 186 para. 4 sentence 2 AktG, the Management Board reports on agenda item 8 of the general meeting on the reasons for the exclusion of shareholders’ subscription rights when issuing the new shares:

Under agenda item 8 it will be proposed to the general meeting on August 29, 2024, to cancel the existing authorization of the Management Board under the Articles of Association to increase the share capital (Authorized Capital 2023/I), which has been granted until August 6, 2028, and to create a new, increased Authorized Capital 2024 until and including August 28, 2029. Based on the Authorized Capital 2024, the Management Board is authorized to increase the share capital by approximately 41% of the current share capital. Together with the existing Authorized Capital 2021/II, 2022/II and 2023/II, this results in a total amount of all existing authorized capital proposed for resolution of EUR 3,159,161.00, i.e. 50% of the current share capital.

The new, increased Authorized Capital 2024 shall enable the Management Board and the Supervisory Board to quickly seize business opportunities as they arise. This will enable the management to issue shares for the purpose of raising further financial resources, in particular for the acquisition of companies and shareholdings, or otherwise for reasons in the interests of the Company, without having to refer the matter to the general meeting in each case. To enable the management to make optimum and flexible use of this possibility in the interests of the Company, the resolution is to provide for authorization to exclude shareholders’ subscription rights for various purposes specified in the proposed resolution:

According to letter b (i) of the proposed resolution on agenda item 8 the Management Board is to be authorized, with the approval of the Supervisory Board, to exclude shareholders’ statutory subscription rights to offset fractional amounts. The authorization to exclude subscription rights in the case of fractional amounts is based solely on technical reasons. This is intended to enable the Management Board to establish a smooth subscription ratio in individual cases. This facilitates the settlement of

Mynaric AG

subscription rights and saves additional expense. The possible dilution effect is low due to the restriction to fractional amounts.

The Management Board shall, in letter b (ii) of the proposed resolution on agenda item 8, further be authorized, with the consent of the Supervisory Board, to exclude subscription rights in the event of a capital increase against contributions in kind, in particular in the context of business combinations or for the (also indirect) acquisition of companies, operations, parts of companies, investments or other assets or claims to the acquisition of assets, including claims against the Company or its group companies. This authorization to exclude subscription rights in the case of capital increases from authorized capital is intended to enable the Company in appropriate cases to acquire companies, operations, parts of companies, shareholdings or other assets or claims to the acquisition of assets, including claims against the Company or its group companies, in return for the issue of shares in the Company or to merge with other companies. The Company thus has an instrument for realizing possible acquisition opportunities with the aid of flexible financing options that are easy on liquidity. The possibility of being able to respond quickly and successfully to corresponding advantageous offers or opportunities that arise also serves to maintain and increase the competitiveness of the Company. The authorization extends in particular to the acquisition of shareholdings in the context of so-called “share deals”, i.e. by acquiring shares in companies, and to acquisitions as part of so-called “asset deals”, i.e. the takeover of a company or part of a company by acquiring the assets, rights, contractual positions and the like that determine it. The possibility of being able to repay not only receivables from third parties but also receivables from the Company by issuing shares in the Company also has the advantage of avoiding a strain on liquidity. As a capital increase in the aforementioned cases often has to be carried out at short notice, it cannot as a rule be resolved directly by the annual general meeting, which is held only once a year. In these cases, however, convening an extraordinary general meeting for each individual acquisition would not be practicable for reasons of cost and time. In order to be able to act at short notice even in such cases, it is in the interest of the Company to increase the share capital by issuing new shares against contributions in kind, excluding shareholders’ subscription rights.

Furthermore, under letter b) (iii), the Management Board is to be authorized, with the consent of the Supervisory Board, to exclude subscription rights in the event of a cash capital increase if a capital increase against cash contributions does not exceed 20% of the share capital and the issue price of the new shares is not significantly lower than the stock market price (section 186 para. 3 sentence 4 AktG). The stock exchange price

Mynaric AG

shall also be deemed to be the price of shares certificated in the form of American Depositary Shares (“ADS”) listed on the New York Stock Exchange or the NASDAQ Stock Exchange, multiplied by the number of ADSs representing one share. If the Company’s shares are listed on the Xetra trading system of the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) and, at the same time, the ADSs of the Company are listed on the New York Stock Exchange or the NASDAQ Stock Exchange, the Company shall choose which of these stock exchange prices shall be decisive. This authorization to exclude subscription rights in the case of cash capital increases gives the Management Board the possibility, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights in accordance with section 186 para. 3 sentence 4 AktG. The proposal is therefore in line with the statutory regulation. The volume of the authorization corresponds to 20% of the Company’s share capital. This authorization allows a short-term share placement with flexible use of favorable market conditions and generally leads to a significantly higher inflow of funds than in the case of a share placement with subscription rights, as no price change risk has to be taken into account for the period of the subscription period when determining the placement fee. This form of capital increase is intended to enable the Management Board to strengthen the equity base required for future business development under optimum conditions. By ensuring that the issue price of the shares is not significantly lower than the market price, the shareholders’ interest in protection against dilution in value is taken into account. As the new shares will be placed close to the stock market price, each shareholder will be able to purchase shares on the market at approximately the same conditions as the issue in order to maintain their shareholding quota. The Management Board will set the issue price as close to the then current stock market price as possible, taking into account the respective situation on the capital market, and will endeavor to place the new shares in a way that protects the market.

As far as the size of the placement – combined with an exclusion of subscription rights – is concerned, the Company should be in a position to take advantage of any opportunities that may arise under market conditions at the time of such an public offering to expand its shareholder base and to raise new liquidity to the extent justifiable in light of the existing shareholders’ interest in avoiding an unreasonable dilution of their shareholdings.

In setting a placement price that is in line with market expectations, the Management Board requires a certain degree of discretion in view of the volatility that cannot be ruled out, particularly in the case of technology stocks. The Management Board will always

Mynaric AG

take appropriate account of the asset interests of existing shareholders. In particular, when setting the placement price, the Management Board will only apply any discounts on the prevailing market price in connection with the placement to such an extent as it deems conducive to a successful placement on the foreign stock exchange. The Management Board will determine the price on the basis of a pricing procedure close to the market price, for example in the context of a book-building.

On the basis of the foregoing, the authorization to exclude subscription rights is necessary in all cases within the limits described and in the interests of the Company. The Supervisory Board will only grant its necessary consent for the utilization of the authorized capital with the exclusion of subscription rights if the described and all legal requirements are met.

The Management Board will inform the next general meeting of any utilization of Authorized Capital 2024.

IV.

Report of the Management Board pursuant to section 186 para. 4 sentence 2 AktG on the exclusion of subscription rights under agenda item 9

The Company grants the members of the Management Board of the Company a variable remuneration component with a long-term incentive effect. This is intended to promote the entrepreneurial actions of the respective participants, bind them to the Company in the long term and ensure that their remuneration is in line with the market. Under agenda item 9 it is therefore proposed to authorize the Supervisory Board of the Company to grant subscription rights (stock options) on one or more occasions until and including August 28, 2029, for a total of up to 640,303. Accordingly, a Conditional Capital 2024/I is also to be created and a new paragraph 15 is to be added to Article 4 of the Articles of Association.

Together with the existing Conditional Capitals 2019, 2020/I, 2020/II, 2021/II, 2022/I, 2022/II and 2023, the Conditional Capital 2024/I in the amount of EUR 640,303.00.00 and the Conditional Capital 2024/II also proposed for resolution corresponds to a total of 60% of the current share capital of the Company. In accordance with the existing statutory maximum limit pursuant to section 192 para. 2 no. 3, para. 3 sentence 1 no. 2 AktG, the Conditional Capitals 2019, 2020/I, 2021/II, 2022/II and 2023 as well as the Conditional Capital 2024/I proposed for resolution, which serve to fulfill subscription rights of employees and members of the management of the Company or an affiliated

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company within the scope of the Stock Option Programs, each taking into account the annual general meeting on August 29, 2024, under agenda item 9 a total of EUR 1,263,664.00 and thus 20% of the existing share capital. The Conditional Capital 2024/I serves to enable the Company to issue new shares and use them to transfer them to the Eligible Beneficiaries in the event that they exercise the stock options granted to them. The new shares will not be issued until stock options have been issued to Eligible Beneficiaries in accordance with the conditions set out in the resolution of the general meeting and the Eligible Beneficiaries exercise their subscription rights after expiry of the waiting period and in accordance with the achievement of the performance targets set out in the authorization and the other conditions set out in the Stock Option Program. Due to the restricted purpose of the Conditional Capital 2024/I, shareholders have no subscription rights to the new shares.

The issue of stock options entitling the holder to subscribe for shares in the Company is intended to bind members of the Management Board of the Company to the Company.

Stock options are to be issued in tranches once or several times a year during the Authorization Period.

However, the Supervisory Board reserves the right to decide on the issue of stock options and the size of the individual tranches on a case-by-case basis, taking into account the overall situation of the Company and using the compensation structure of relevant peer companies.

Stock options may be issued from Conditional Capital 2024/I at the earliest after the expiry of the waiting period of four calendar years after the Issue Date of the relevant tranche of stock options and the corresponding exercise notice. Stock options may only be exercised if the waiting period has expired and the performance targets have been met, otherwise the stock options forfeit without compensation.

The performance targets are linked to the absolute performance of the Company’s share price during the waiting period and to the achievement of an ESG target during the waiting period, with the performance target for absolute share price performance being weighted at 80% and the ESG target at 20% within the overall target achievement.

The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s

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share or the three-month volume-weighted average price of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (each a “Relevant Closing Price”) is determined at the end of each quarter. The performance target is 100% achieved if at least one Relevant Closing Price is at least 50% above the exercise price. The relevant trading system shall be determined on the basis of the average trading volume in shares of the Company or in rights or certificates representing such shares during the relevant three months. If the performance target for absolute share price performance is not achieved, the target achievement for this performance target is 0%. A target achievement of more than 100% is not possible.

The ESG target is composed of a diversity target and an employee satisfaction target as follows:

To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric group at the beginning of the waiting period. The diversity target is achieved if the proportion of women within the Mynaric group at the end of the waiting period is five percentage points higher than the proportion of women determined at the beginning of the waiting period. If the proportion of women is at least 30% at the beginning of the waiting period or if the proportion of women within the Mynaric group is at least 30% during the waiting period, the diversity target is achieved if the proportion of women within the Mynaric group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee engagement within the Mynaric group determined by an external service provider at the end of the waiting period is at least five percentage points higher than the employee engagement at the beginning of the waiting period. If employee engagement is at least 80% at the beginning of the waiting period or if employee engagement reaches 80% during the waiting period, the employee engagement target is achieved if employee engagement is still at least 80% at the end of the waiting period.

At the end of the waiting period, the Supervisory Board determines the target achievement for the ESG target as follows: If none of the above targets have been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the

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ESG target is 100%. A target achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted at 80% and the ESG target at 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

Exercisable stock options can generally be exercised by the Eligible Beneficiaries within an exercise period of five years. The exercise period begins after the date on which the waiting period has expired.

Upon exercise of the stock options, the exercise price is payable for each share to be subscribed.

The exercise price per share shall correspond to the six-month volume-weighted average price of the Company’s share or the six-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system was open for general stock exchange trading. For periods in which the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system has been open for trading is the Frankfurt Stock Exchange, the exercise price per share shall correspond to the six-month volume-weighted average price of the share in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the day before the issue period. The minimum exercise price is at least equal to the lowest issue price within the meaning of section 9 para. 1 AktG.

The Supervisory Board of the Company shall be authorized to determine the further details of the conditional capital increase and its implementation.

The Management Board and Supervisory Board are convinced that the proposed authorization to issue stock options to the Eligible Beneficiaries is particularly suitable to bring about a sustainable performance incentive for the Eligible Beneficiaries and thus contribute to a sustainable increase in the value of the Company in the interests of the Company and its shareholders.

Mynaric AG

V.

Report of the Management Board pursuant to section 221 para. 4 in conjunction with section 186 para. 4 sentence 2 AktG on the exclusion of subscription rights under agenda item 10

Under agenda item 10, the agenda provides for an authorization to issue convertible bonds and/or bonds with warrants. Under this authorization, the Management Board is authorized to issue bearer and/or registered convertible bonds and/or bonds with warrants with a total nominal value of up to EUR 215,000,000.00 and a maximum term of 20 years on one or more occasions until August 28, 2029, and to grant the holders of the bonds conversion or option rights to new shares in the Company with a pro rata amount of the share capital of up to a total of EUR 1,609,828.00.

Adequate capital resources are an essential basis for the development of the Company. One instrument of financing in this respect is bonds with warrants or convertible bonds, which initially provide the Company with low-interest debt capital which it may later retain in the form of equity. The proposed authorization will therefore open up the way for the Management Board, with the consent of the Supervisory Board, to obtain flexible and timely financing in the interests of the Company, particularly if favorable capital market conditions arise. The conversion and option premiums generated will benefit the Company. The further possibility of establishing conversion obligations in addition to the granting of conversion and option rights extends the scope for structuring this financing instrument.

According to the proposed authorization, the Bonds may be issued against cash and/or contributions in kind. The Bonds may also be issued in the legal currency of an OECD country instead of in Euros, limited to the corresponding Euro equivalent. For the total nominal amount limit of this authorization, the nominal amount of the Bonds must be converted into Euro on the day of the decision to issue them if they are issued in a foreign currency.

The shareholders are generally entitled to the statutory subscription right to the Bonds with warrants and/or convertible bonds (section 221 para. 4 in conjunction with section 186 para. 1 AktG). In order to facilitate the settlement, it shall be made of the possibility to issue the bonds with warrants and/or convertible bonds to one or more banks with the obligation to offer the bonds to shareholders in accordance with their subscription rights (indirect subscription right within the meaning of section 186 para. 5 AktG). However,

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the Management Board shall be authorized, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights,

- provided that the bonds are issued against cash contribution and are structured in such a way that their issue price is not significantly lower than their theoretical market value calculated in accordance with recognized financial mathematical methods; however, this shall only apply to the extent that the shares to be issued to service the option and/or conversion rights and obligations created do not exceed a total of 20% of the share capital, neither at the time this authorization becomes effective nor at the time it is exercised. When exercising this authorization to exclude subscription rights pursuant to section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights based on other authorizations in direct or corresponding application of section 186 para. 3 sentence 4 AktG must be taken into account;

This gives the Company the opportunity to take advantage of favorable market situations at very short notice and quickly, and to achieve better conditions when setting the interest rate, option or conversion price and issue price of the bonds with warrants and convertible bonds by setting the conditions close to the market. Setting conditions close to the market and a smooth placement would only be possible to a limited extent if subscription rights were maintained. Section 186 para. 2 AktG does permit publication of the subscription price (and thus, in the case of bonds with warrants or convertible bonds, of the terms and conditions of such bonds) up to the third last day of the subscription period. However, in view of the frequently observed volatility on the stock markets, even then there is a market risk for several days, which leads to safety discounts when determining the conditions of the bonds and thus to conditions which are not close to the market. In addition, the existence of a subscription right may jeopardize the successful placement with third parties due to the uncertainty of its exercise (subscription behavior) or entail additional expenses. Finally, if a subscription right is granted, the Company cannot react to favorable or unfavorable market conditions at short notice due to the length of the subscription period, but is exposed to declining share prices during the subscription period, which may lead to unfavorable equity procurement for the Company.

In this case of exclusion of subscription rights, the provision of section 186 para. 3 sentence 4 AktG shall apply mutatis mutandis in accordance with section 221 para. 4 sentence 2 AktG. The limit for the exclusion of subscription rights of up to

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20% of the share capital stipulated therein must be complied with in accordance with the content of the resolution. The authorization to exclude subscription rights in accordance with section 186 para. 3 sentence 4 AktG and proposed for resolution shall only apply to Bonds with subscription rights to shares to which a pro rata amount of the share capital does not exceed a total of 20% of the share capital, either at the time this authorization becomes effective or at the time it is exercised. The 20% limit shall include shares issued under an authorization to issue new shares from authorized capital pursuant to section 203 para. 1 and 2 in conjunction with section 186 para. 3 sentence 4 AktG which is valid at the time this authorization takes effect or replaces it, as well as treasury shares transferred under exclusion of the subscription right pursuant to section 71 para. 1 no. 8 in conjunction with section 186 para. 3 sentence 3 AktG. This ensures that the interests of the shareholders in having their rights impaired as little as possible are safeguarded.

It also follows from section 186 para. 3 sentence 4 AktG that the issue price may not be significantly lower than the theoretical market value of the bond. This is intended to ensure that there is no significant economic dilution of the value of the shares. Whether such a dilution effect occurs in case of the issue of bonds with warrants or convertible bonds without subscription rights can be determined by calculating the theoretical market value of the bonds with warrants or convertible bonds using recognized methods, in particular financial mathematical methods, and comparing this with the issue price. If this issue price is only insignificantly lower than the theoretical market value at the time of issuance of the bonds with warrants or convertible bonds, the exclusion of subscription rights is permissible due to the insignificant discount in accordance with the spirit and purpose of the provision of section 186 para. 3 sentence 4 AktG. In order to determine the theoretical market value of the Bonds, the Management Board may obtain an opinion from an investment bank or auditing firm. This opinion must prove that the issue price is not significantly lower than the theoretical market value of the Bonds, so that the shareholders are protected against a dilution of their shareholdings.

In addition, shareholders have the option of maintaining their share in the Company’s share capital at any time, even after exercising option or conversion rights, by purchasing additional shares on the stock exchange. In contrast, the authorization to exclude subscription rights enables the Company to set conditions

Mynaric AG

close to the market, ensure the greatest possible security with regard to placement with third parties and take advantage of favorable market situations at short notice.

-
provided that the Bonds are issued against contribution in kind, in particular for the purpose of acquiring companies, parts of companies, participations in companies, other assets or in the context of mergers or for the purpose of acquiring receivables or rights, and the value of the contribution in kind is in reasonable proportion to the value of the bond, whereby the theoretical market value of the bond determined in accordance with recognized methods is decisive;

The customary exclusion of subscription rights permits the exclusion of subscription rights to Bonds to the extent the Bonds are issued against contributions in kind, in particular for the purpose of acquiring companies, parts of companies, equity interests in companies, other assets or as part of business combinations or for the purpose of acquiring receivables or rights. This requires that value of the contribution in kind is in reasonable proportion to the value of the Bond, whereby the theoretical market value of the Bond determined in accordance with recognized methods is decisive. The issuance of Bonds against contributions in kind allows the bonds to be used in suitable individual cases as acquisition currency in connection with the acquisition of companies, parts of companies, participations in companies. In addition to the authorized capital, this creates the flexibility for realizing possible opportunities for the acquisition of companies, parts of companies and participations in companies in a way that preserves liquidity. Such an approach may also be appropriate with regard to an optimal financing structure, depending on the circumstances of the individual case. There are currently no specific acquisition plans for the implementation of which Bonds are to be issued with the exclusion of subscription rights.

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to grant subscription rights to the holders of conversion/option rights to shares in the Company to compensate for dilution to the extent to which they would be entitled after exercising these rights;

The exclusion of subscription rights in favor of the holders of Bonds already issued, as is customary in the market, has the advantage that the conversion/option price for the bonds already issued and regularly equipped with an anti-dilution mechanism does not need to be reduced. As a result, the Bonds can be placed more attractively in several tranches and a higher overall inflow of funds is made

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possible. This exclusion of subscription rights is therefore also in the interests of the Company and its shareholders.

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to exclude fractional amounts from shareholders’ subscription rights;

The exclusion of subscription rights for fractional amounts is reasonable and in line with the market in order to create a practically manageable subscription ratio. This facilitates the handling of shareholders’ subscription rights. The costs of trading subscription rights for fractional amounts are also out of reasonable proportion to the benefit for shareholders.

Taking into account all of the above circumstances, the Management Board considers the proposed authorization to exclude subscription rights in the above cases to be objectively justified and appropriate for the shareholders for the reasons outlined.

The conversion or option price to be determined in each case for one share of the Company (subscription price) must, even in the case of a variable exchange ratio/conversion price, be either (a) at least 80% of the average closing price of the shares of the Company or of the closing price, to be converted into amounts per share, of the right or certificate representing the share on the primary stock exchange on the ten trading days immediately prior to the date of the resolution by the Management Board on the issuance of the convertible bonds or bonds with warrants or (b) at least 80% of the average closing price of the shares of the Company or of the closing price, to be converted into amounts per share, of the right or certificate representing the share on the primary stock exchange during the days on which the subscription rights are traded on the primary stock exchange, with the exception of the last two trading days of the trading of the subscription rights. The primary stock exchange within this meaning is the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the beginning of the period specified under (a) or (b) above on which this trading system was open for general stock exchange trading. For periods in which the primary stock exchange is the Frankfurt Stock Exchange, the conversion or option price to be determined in each case for one share of the Company (subscription price) must, even in the case of a variable exchange ratio/conversion price, either be (a) at least 80% of the average closing price of the Company’s shares in Xetra trading on the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) on the ten trading days immediately prior to the date of the resolution by the Management Board on the issue of the convertible bonds or bonds with warrants or (b) at least 80% of the

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average closing price of the shares of the Company in Xetra trading (or a functionally comparable successor system replacing the Xetra system) during the days on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading.

The intended Conditional Capital 2024/II (section 4 para. 7 of the Articles of Association) serves to service the conversion or option rights associated with the bonds or to fulfill conversion obligations on shares of the Company to the extent that the bonds have been issued.

There are currently no concrete plans to make use of the requested authorization to issue convertible bonds and/or bonds with warrants. The Management Board will carefully review whether the use this authorization is in the interests of the Company and its shareholders. In particular, it will also examine whether any exclusion of subscription rights in individual cases is objectively justified and appropriate vis-à-vis the shareholders. The Management Board will report on each utilization of the authorization at the next general meeting.

VI.

Report of the Management Board on the partial utilization of the Authorized Capital 2023/I

Pursuant to section 4 para. 3 of the current version of the Company’s Articles of Association, the Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital on one or more occasions until August 6, 2028, against cash and/or non-cash contributions by issuing new no-par value registered shares, so-called Authorized Capital 2023/I. The Authorized Capital 2023/I was created by resolution of the general meeting on August 7, 2023, and became effective upon its registration with the commercial register of the local court of Munich on September 6, 2023. The Authorized Capital 2023/I had a total volume of EUR 2,493,446.00 when it was created.

One component of the Authorized Capital 2023/I is an authorization of the Management Board, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights in the event of a capital increase against contributions in kind, in particular for the acquisition of receivables from the Company.

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On January 16, 2024, the Management Board of the Company resolved, with the consent of the Supervisory Board on January 17, 2024, to increase the share capital of the Company by EUR 37,128.00 from EUR 6,233,615.00 at that time to EUR 6,270,743.00 by issuing 37,128 new no-par value registered shares against contributions in kind, excluding the shareholders’ statutory subscription rights (the “Capital Increase 2024”), making partial use of the Authorized Capital 2023/I. The new shares were issued at an issue price of EUR 1.00. The new shares are entitled to dividends as of January 1, 2023.

The capital increase served to fulfill Bulent Altan’s severance payment claim against the Company on the occasion of his resignation from the Management Board (the “Beneficiary”). The Beneficiary resigned from his office as co-chairman and member of the Management Board with effect as of the point in time immediately prior to the end of the annual general meeting of the Company held on August 7, 2023. The service agreement between the Company and the Beneficiary was accordingly terminated by mutual agreement with effect as of the end of August 7, 2023.

Based on the termination agreement, the Beneficiary had a one-time severance payment claim against the Company in the gross amount of EUR 750,000.00 (the “Severance Payment Claim”). The Company had the right to settle the Severance Payment Claim in whole or in part in the form of treasury shares and/or new shares of the Company from the Authorized Capital 2023/I against contribution in kind by contributing and assigning the Severance Payment Claim into and to the Company.

The number of new shares to be issued against contribution in kind of the Severance Payment Claim amounted to the Severance Payment Claim, divided by the closing price of the Company’s share in Xetra trading on the Frankfurt Stock Exchange on the day before the resolution of the Management Board on the utilization of the Authorized Capital 2023/I, rounded down to the nearest whole number. The closing price on January 15, 2024, was EUR 20.20.

The new shares were issued exclusively to the Beneficiary against contribution in kind by contributing and assigning the Beneficiary’s Severance Payment Claim into and to the Company. The subscription rights of the other shareholders were excluded. The Management Board and Supervisory Board decided to settle the Severance Payment Claim by issuing new shares in order to preserve the Company’s liquidity. The dilution effect for shareholders was low due to the small number of shares issued. Based on the

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above considerations, the exclusion of subscription rights in accordance with the provisions of Authorized Capital 2023/I was objectively justified overall.

The Capital Increase 2024 became effective on March 6, 2024, with its consummation being registered with the commercial register. As a result, the share capital of the Company increased to EUR 6,270,743.00 and is divided into 6,270,743 no-par value registered shares. After partial utilization as part of the Capital Increase 2024, the Authorized Capital 2023/I amounts to EUR 2,456,318.00.

VII.

Report of the Management Board on the partial utilization of Authorized Capital 2021/II

Pursuant to section 4 para. 8 of the Articles of Association of the Company in their current version, the Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital of the Company on one or more occasions until May 13, 2026, by issuing new no-par value bearer or registered shares in return for cash and/or non-cash contributions (“Authorized Capital 2021/II”). The Authorized Capital 2021/II was created by resolution of the annual general meeting on May 14, 2021, and became effective with its registration with the commercial register of the local court of Munich on June 11, 2021. The amendment to the authorization of the Management Board under Authorized Capital 2021/II based on the resolution of the general meeting on July 14, 2022, was registered with the commercial register of the local court of Munich on August 23, 2022. Following the amendment of the authorization, the Authorized Capital 2021/II had a total volume of EUR 188,498.00.

The Authorized Capital 2021/II serves to deliver shares of the Company to settle Restricted Stock Units (“RSUs”) granted under the Company’s Restricted Stock Unit Program (“RSUP”) to selected employees of the Company and its affiliated companies in accordance with the more detailed provisions of the RSUP against contribution of the payment claims arising under the RSUs.

On January 24, 2024, the Management Board of the Company resolved, with the consent of the Supervisory Board on the same day, to increase the share capital of the Company from EUR 6,270,743.00 at that time to EUR 6,318,322.00 by issuing 47,579

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new registered shares against contributions in kind, making partial use of Authorized Capital 2021/II. The new shares are entitled to dividends from January 1, 2023.

The new shares were issued at an issue price of EUR 1.00. The capital increase was used to settle payment claims of a total of 47,579 RSUs granted to employees of the Company and of companies affiliated with the Company (the “RSU Beneficiaries”). The new shares were issued to the RSU Beneficiaries in return for contributions in kind by assigning and contributing the respective payment claim of the respective RSU Beneficiary arising from the RSUs to or into the Company. The total of all payment entitlements contributed as contributions in kind amounted to EUR 975,369.50. The subscription rights of the other shareholders were excluded in accordance with the Articles of Association.

The capital increase became effective on April 5, 2024, with its consummation being registered with the commercial register of the Company. As a result, the Company’s share capital increased to EUR 6,318,322.00, divided into 6,318,322 no-par value registered shares. The Authorized Capital 2021/II still amounts to EUR 140,919.00 after its partial utilization.

VIII.

Further information and notes
1.
Requirements for attending the general meeting and exercising voting rights; disposition of shares; Registration Stop

Pursuant to section 16 para. 3 of the Articles of Association of the Company, only those shareholders who are entered in the Company’s share register on the day of the general meeting and who register no later than August 22, 2024, 24:00 hours (CEST) are entitled to attend the general meeting and exercise their shareholder rights, in particular their right to propose motions and vote at the general meeting.

The registration can be made electronically using the password-protected internet service on the Company’s website at https://mynaric.com/hv in accordance with the procedure determined by the Company or in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch, “BGB”).

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An access authorization is required for the use the password-protected internet service. Shareholders who are entered in the Company’s share register no later than August 8, 2024, 00:00 hours (CEST), will receive their individual access data (access code and password) together with the invitation to the general meeting.

Shareholders may also register in text form (section 126b BGB) to the following address, fax number or e-mail address:

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0)89 88 96 906 33

E-Mail: mynaric@linkmarketservices.eu

A registration form will be sent together with the invitation to the general meeting to shareholders who are entered in the Company’s share register no later than the beginning of the 21st day before the general meeting (Thursday, August 8, 2024, 00:00 hours (CEST)). A registration form is also available for download on the Company’s website at https://mynaric.com/hv. It can also be requested free of charge from the Company, e.g. by e-mail at mynaric@linkmarketservices.eu or by telephone at +49 (0)89 88 96 906 610.

New shareholders who are entered in the Company’s share register after August 8, 2024, 00:00 hours (CEST), until August 22, 2024, 24:00 hours (CEST), and who are therefore not sent a form to register and ordering admission tickets, can also register in text form (section 126b BGB) at the above address, fax number or e-mail address. If the form sent by the Company is not used for registration, the shareholder registering must be clearly identified, for example by stating the full name or company name of the shareholder, address and shareholder number.

After timely and proper registration, admission tickets for the general meeting will be sent or deposited at the meeting venue as an organizational aid.

Please register early if you intend to attend the general meeting in order to facilitate the organization of the general meeting.

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Shareholders are still entitled to dispose of their shares even after registering for the general meeting. The number of shares entered in the share register on the day of the general meeting is decisive for the right to participate and exercise voting rights at the general meeting. Please note that, for technical processing reasons, there will be a so-called registration stop at the end of August 22, 2024, 24:00 hours (CEST) (“technical record date”), during which no registration or deregistrations can be made in the share register. This means that orders for changes to the share register received by the Company after the end of the last registration day, i.e. between August 23, 2024, 00:00 hours (CEST), and including August 29, 2024, can only be processed and taken into account with effect after the end of the general meeting on August 29, 2024.

In relation to the Company, only those persons who are entered in the Company’s share register on the day of the general meeting shall be deemed shareholders for the purposes of attending the general meeting or exercising voting rights. Persons who are not entered in the Company’s share register on the day of the general meeting are only entitled to attend and vote at the general meeting in respect of the shares they hold if the Company receives an application in due form and time and the shareholder entered in the Company’s share register on the day of the general meeting authorizes the new shareholder or authorizes the new shareholder to exercise rights. Likewise, intermediaries, shareholders’ associations, proxy advisors or other persons, institutions or companies equivalent to these pursuant to section 135 para. 8 AktG may also only exercise voting rights for shares which do not belong to them but for which they are entered in the share register as the holder on the basis of an authorization by the shareholder.

Registered holders of American Depositary Receipts (ADRs) can obtain information and documents regarding the general meeting and the exercise of voting rights from The Bank of New York Mellon, BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; telephone: +1 201 680 6825 and toll-free from within the United States of America: +1 888 269 2377).

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2.
Procedure for voting

Representation

Shareholders also have the option of having their voting rights exercised by a proxy, e.g. by a shareholders’ association or an intermediary. In this case, timely registration must also be ensured.

The granting of the proxy, its revocation and proof of authorization vis-à-vis the Company must be in text form (section 126b of the German Civil Code (BGB)). The power of attorney may be declared to the person to be authorized or to the Company.

Proof of proxy authorization may also be furnished by the proxy presenting the proxy authorization at the admission desk on the day of the general meeting.

Proof of authorization can be submitted by e-mail, post or fax to the following address, fax number or e-mail address

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0) 89 / 88 96 906 33

E-Mail: mynaric@linkmarketservices.eu

The aforementioned communication channels are also available if the proxy is to be granted by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation or amendment of a proxy already granted can also be declared directly to the Company via the aforementioned means of transmission.

Alternatively, the granting of a proxy by declaration to the Company, its amendment or revocation is also possible by electronic means using the password-protected Internet service on the Company’s website at https://mynaric.com/hv in accordance with the

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procedure specified by the Company by no later than August 28, 2024, 24:00 hours (CEST).

The use of the password-protected Internet service by the proxy requires that the proxy receives the corresponding access data.

A form for ordering admission tickets for a proxy will be sent to the shareholders registered with their address in the share register on August 8, 2024, 00:00 hours (CEST), together with the invitation to the general meeting. A corresponding form for ordering admission tickets for a proxy as well as a form for granting power of attorney are also available for download on the Company’s website at https://mynaric.com/hv. These forms can also be requested free of charge from the Company, e.g., by e-mail at mynaric@linkmarketservices.eu or by telephone at +49 (0) 89 88 96 906 610.

Proxy forms will also available during the general meeting. The admission tickets issued by the Company also contain a form for granting proxy.

In the case of the authorization of intermediaries, shareholders’ associations, proxy advisors or other persons or institutions treated as equivalent pursuant to section 135 para. 8 AktG, the procedure, form and revocation of the authorization are governed by special rules. Please contact the relevant intermediary, shareholders’ association or other person or institution referred to in section 135 para. 8 AktG for further details.

Voting by proxies of the Company bound by instructions

Shareholders may exercise their voting rights by granting power of attorney to proxies appointed by the Company which are bound by instructions. Also in this case, proper registration is required as described above in section 1.

A form that can be used to issue powers of attorney and instructions to the proxies appointed by the Company will be sent to shareholders together with the invitation to the general meeting. It is also available for download at https://mynaric.com/hv.

The granting or revocation of a proxy or the issuance or amendment of instructions to the proxies appointed by the Company can be sent by post, fax or e-mail to the following address, fax number or e-mail address by August 28, 2024, 24:00 hours (CEST) (time of receipt) at the latest:

Mynaric AG

c/o Better Orange IR & HV AG

Mynaric AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0) 89 / 88 96 906 33

E-Mail: mynaric@linkmarketservices.eu

Alternatively, the granting or revocation of a power of attorney or the issuance or amendment of instructions to the proxies appointed by the Company may be made electronically using the password-protected Internet service on the Company’s website at https://mynaric.com/hv by August 28, 2024, 24:00 hours (CEST), in accordance with the procedure specified by the Company. An additional proof of authorization of the proxies is not required.

The individual access data for the use of the password-protected Internet service as well as a form for authorization of the proxies appointed by the Company and for the issuance of instructions to them will be sent to the shareholders registered in the share register with their address on August 8, 2024, 00:00 hours (CEST), together with the invitation to the general meeting. A form for authorizing the proxies nominated by the Company and for issuing instructions to them is also available for download on the Company’s website at https://mynaric.com/hv and can also be requested free of charge from the Company, e.g. by e-mail at mynaric@linkmarketservices.eu or by telephone at +49 (0)89 88 96 906 610.

The revocation of the power of attorney to the proxies appointed by the Company may also be effected by the shareholder attending the general meeting in person or by granting a power of attorney to another proxy.

During the general meeting, power of attorney and instructions to the proxies appointed by the Company can be issued on site, for example by using the form provided for this purpose on the voting card.

If the proxies appointed by the Company are authorized, they must always be given instructions for exercising voting rights. The proxies are obliged to vote in accordance with the instructions given to them; even if they have been granted power of attorney, they are only authorized to exercise voting rights insofar as express instructions have been given on the resolutions proposals of the Management Board and/or Supervisory Board on the individual agenda items, on the proposed resolutions of shareholders announced with any additions to the agenda in accordance with section 122 para. 2

Mynaric AG

AktG or on countermotions and election proposals from shareholders made available prior to the general meeting in accordance with sections 126 and 127 AktG. The proxies of the Company do not accept any power of attorneys to file objections against resolutions of the general meeting, to exercise the right to ask questions or to file motions.

Should an individual vote be held on an agenda item without this having been communicated in advance of the general meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote.

3.
Further information on shareholders’ rights pursuant to sections 122 para. 2, 126 para. 1, 127, 131 para. 1 AktG

Motions for additions to the agenda pursuant to section 122 para. 2 AktG

Shareholders whose shares alone or together account for one twentieth (5%) of the share capital or the pro rata amount of EUR 500,000.00 may request that items be placed on the agenda and published. Each new item must be accompanied by a statement of reasons or a draft resolution. The request must be sent in writing to the Management Board of the Company and must be received by the Company at the address below no later than August 4, 2024, 24:00 hours (CEST).

Mynaric AG

- Management Board -

Bertha-Kipfmüller-Str. 2-8

81249 Munich

Germany

The applicants must prove that they have held the shares for at least 90 days prior to the date of receipt of the request and that they will hold the shares until the Management Board decides on the request.

Additions to the agenda that are to be announced will be published in the Federal Gazette without delay after receipt of the request, unless they have already been

Mynaric AG

announced with the notice of the meeting. They will also be published on the Internet at https://mynaric.com/hv.

Countermotions and election proposals by shareholders pursuant to sections 126 para. 1 and 127 AktG

Shareholders may submit countermotions (together with any justification) against a proposal by the Management Board and/or Supervisory Board on a specific agenda item as well as nominations for election to the Company.

Election proposals from shareholders as well as countermotions received by the Company no later than August 14, 2024, 24:00 hours (CEST) at the following address, fax number or e-mail address will be made available on the Company’s website at https://mynaric.com/hv without undue delay after their receipt, including the name of the shareholder and any statement of the grounds, provided that the other requirements for a publication obligation pursuant to sections 126 and 127 AktG are met:

postal:

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax +49 (0) 89 / 88 96 906 55

electronic: antraege@linkmarketservices.eu

Any statements by the administration on any countermotions and election proposals will also be published at the above Internet address.

Countermotions or election proposals addressed otherwise or received late will not be published by the Company on the Internet.

Right to information pursuant to section 131 para. 1 AktG

Mynaric AG

Pursuant to section 131 para. 1 AktG, the Management Board must provide each shareholder information on the Company’s affairs, the Company’s legal and business relationships with affiliated companies, and the situation of the group and the companies included in the consolidated financial statements upon request at the general meeting, insofar as the information is necessary for the proper assessment of an item on the agenda. The Management Board may refrain from answering individual questions for the reasons stated in section 131 para. 3 AktG.

4.
Total number of shares and voting rights

The Company’s share capital of EUR 6,318,322.00 is divided into 6,318,322 no-par value registered shares. Each no-par value share grants one vote. The total number of shares and voting rights at the time the general meeting is convened is therefore 6,318,322. The Company does not hold any treasury shares at the time the general meeting is convened.

5.
Further explanations and information on the Company’s website/documents

All documents required by law for the general meeting and motions from shareholders are available on the Company’s website at https://mynaric.com/hv from the time the general meeting is convened. The voting results will be published at the same Internet address after the general meeting.

The documents to be made available by law will also be available on the Company’s website at https://mynaric.com/hv during the general meeting.

6.
Notes on data protection of shareholders, shareholder representatives and ADS holders

Mynaric AG, as the “controller” within the meaning of Art. 4 no. 7 of the General Data Protection Regulation (“GDPR”), processes personal data of shareholders, any shareholder representatives and ADS holders (in particular name, address, e-mail address, number of shares, class of shares, type of ownership of the shares, number of the admission ticket, the granting of any voting proxies as well as access identification and password to the password-protected internet service) for the preparation and conduct of its general meeting on the basis of the data protection provisions applicable in Germany in order to enable shareholders, shareholder representatives and ADS holders to exercise their rights at the general meeting and to ensure a lawful and

Mynaric AG

statutory course of the negotiations and resolutions of the general meeting. To the extent that Mynaric AG does not receive this data from the shareholders, any shareholder representatives and/or ADS holders, the bank managing their securities account or the depositary will transmit this personal data to Mynaric AG.

The processing of the personal data of shareholders, any shareholder representatives and the ADS holders is mandatory for the conduct of the general meeting. The legal basis for the processing is Art. 6 para. 1 subpara. 1 letter c) GDPR in conjunction with sections 123, 129, 135 AktG.

For the purpose of organizing the general meeting, Mynaric AG commissions various service providers and consultants. These only receive the personal data that is required for the execution of the respective order. The service providers and consultants process this data exclusively in accordance with the instructions of Mynaric AG.

The personal data will be stored for as long as required by law or the Company has a legitimate interest in storing it, for example in the event of disputes in or out of court arising from the general meeting. The personal data will then be deleted.

Subject to the legal requirements, the existence of which must be verified in each individual case, shareholders, any shareholder representatives and ADS holders have the right to request information on the processing of their personal data, rectification or erasure of their personal data or restriction of processing and to receive their personal data in a structured, common and machine-readable format (data portability). Subject to the statutory requirements, the existence of which must be verified in each individual case, shareholders, any shareholder representatives and ADS holders also have the right to object to the processing of their personal data.

Data subjects may exercise these rights by contacting Mynaric AG using the following contact details:

Mynaric AG

Bertha-Kipfmüller-Str. 2-8

81249 Munich

Phone: +49 8105 79990

Mynaric AG

E-mail: info@mynaric.com

In addition, data subjects have a right to appeal to the data protection supervisory authorities pursuant to Art. 77 GDPR.

The company data protection officer of Mynaric AG can be contacted as follows:

Stephan Krischke

Mynaric AG

Bertha-Kipfmüller-Str. 2-8

81249 Munich

E-mail: dataprotection@mynaric.com

Gilching, in July 2024

The Management Board